Manulife reports 2Q15 core earnings of $902 million, strong top line growth and $883 billion in assets under management and administration

Performance and strategic highlights:

•
Asia Division – Delivered strong double digit growth, versus prior year, in insurance sales and new business value driven by sales in Japan, Hong Kong and Singapore; doubled wealth and asset management gross flows compared with prior year levels, reflecting the success of new funds launched in mainland China as well as continued strong growth in Hong Kong; expanded distribution in mainland China as the first foreign invested joint-venture life insurance company licensed to sell mutual funds through our agency force; launched a new affiliated advisor channel in Singapore.

•
Canadian Division – Generated solid individual insurance sales; delivered strong wealth and asset management flows; announced the addition of more than 800 Manulife Bank automated banking machines across Canada.

•
U.S. Division – Achieved our second highest quarter of mutual fund gross flows; completed the Retirement Plan Services acquisition and reinsurance agreement with New York Life; acquired Guide Financial, a software provider that uses behavioural finance and artificial intelligence to help advisors and customers make financial decisions; launched John Hancock Worldwide Investors, an Undertakings for Collective Investment in Transferrable Securities (“UCITS”) platform, to expand John Hancock Investments’ reach to non-U.S. domiciled investors.

•
Global Wealth and Asset Management – Achieved $475 billion in assets under management and administration (“AUMA”) for our wealth and asset management businesses, lifting our total company AUMA to $883 billion; generated $14.5 billion of net flows in our wealth and asset management businesses; achieved record institutional gross flows at Manulife Asset Management, which included a large fixed-income mandate for a Canadian client.

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $600 million for the second quarter of 2015 (“2Q15”), fully diluted earnings per common share of $0.29 and return on common shareholders’ equity (“ROE”) of 6.4%, compared with $943 million, $0.49, and 13.1%, respectively, for the corresponding period in 2014. The decline in net income attributed to shareholders was primarily related to the direct impact of changes in interest rates. In 2Q15, MFC generated core earnings1 of $902 million, fully diluted core earnings per common share1 of $0.44 and core return on common shareholders’ equity (“Core ROE”)1 of 9.8%, compared with $701 million, $0.36, and 9.6%, respectively, for the corresponding period in 2014.

Donald Guloien, President and Chief Executive Officer, stated, “We continued to deliver robust growth in wealth management and life insurance, our core earnings grew 29% to $902 million, and our assets under management and administration reached $883 billion. Core earnings were higher than our expectations, but net income, as a result of changes in interest rates, was lower than expected.”

“In terms of strategic developments, we became the first foreign invested life insurance company in mainland China to be granted a licence to sell mutual fund products through its agency force, and we also acquired an innovative software provider that uses behavioural finance and artificial intelligence to help advisors and customers make financial decisions,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “Our strong core earnings demonstrate our continued execution on the key drivers of earnings growth: increasing scale in our wealth and asset management businesses, generating strong insurance growth in Asia, and delivering on our Efficiency & Effectiveness initiative.”

“We generated solid investment results this quarter and are back in positive territory for the year so far, reflecting our high quality portfolio and disciplined approach to extending credit. We also maintained a high degree of financial flexibility, with strong capital levels and improved financial leverage," added Mr. Roder.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Second Quarter 2015

SALES AND BUSINESS GROWTH

Asia Division

Roy Gori, Senior Executive Vice President and General Manager, Asia Division stated, “We sustained strong sales momentum and achieved record results in both insurance sales and wealth and asset management gross flows, on a constant currency basis, and doubled Other Wealth sales compared with 2Q14.  We continued to expand our distribution reach by launching an affiliated advisor channel in Singapore and we became the first foreign invested joint-venture life insurance company in mainland China to be licensed to sell mutual funds through our agency force, demonstrating our integrated approach to fulfilling the life insurance and wealth management needs of our customers.”

Insurance sales of US$374 million in 2Q15 were 36% higher than 2Q14, with record sales reported in both Japan and Asia Other. Year-to-date sales of US$712 million were 39% higher than the same period of 2014. (Percentages quoted below are for the period 2Q15 compared with 2Q14, unless stated otherwise.)

•	Japan insurance sales in 2Q15 were US$169 million, a 27% increase driven by the continued momentum of corporate products and higher retail sales.

•	Hong Kong insurance sales in 2Q15 were US$84 million, a 40% increase reflecting the success of products launched in 2014 and higher sales through our bank-distribution channel.

•	Indonesia insurance sales in 2Q15 were US$24 million, a 4% increase with strong growth in bancassurance sales being largely offset by a decline in agency sales.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales in 2Q15 were US$97 million, a 65% increase with continued strong growth from recent product launches in Singapore and China and the success of sales campaigns in Vietnam.

Wealth and Asset Management (“WAM”) gross flows of US$5.2 billion in 2Q15 were 176% higher than 2Q14, with record gross flows in Hong Kong and Asia Other. Year-to-date gross flows of US$7.9 billion were 131% higher than the same period of 2014. (Percentages quoted below are for the period 2Q15 compared with 2Q14, unless stated otherwise.)

•	Japan gross flows in 2Q15 of US$110 million decreased 10%, reflecting the timing of fund launches.

•	Hong Kong gross flows in 2Q15 of US$674 million increased 35%, reflecting continued growth of our pension business and the favourable impact of sales campaigns.

•	Indonesia gross flows in 2Q15 of US$130 million decreased 35% due to the impact of unfavourable market conditions on mutual fund sales.

•
Asia Other gross flows of US$4.2 billion were more than four times prior year levels. China gross flows were particularly strong and benefited from new fund launches combined with strong market sentiment resulting in record WAM gross flows.

Other Wealth sales of US$691 million in 2Q15 were 118% higher compared with 2Q14. Year-to-date sales of US$1.3 billion were 114% higher than the same period of 2014. (Percentages quoted below are for the period 2Q15 compared with 2Q14, unless stated otherwise.)

•	Japan other wealth sales in 2Q15 of US$479 million were more than four times the same period of 2014, driven by expansion of our bank-distribution network.

•
Hong Kong other wealth sales in 2Q15 of US$42 million were at a similar level to the prior year. Increased sales through our wealth specialist agents were offset by the non-recurrence of last year’s strong sales of a RMB product.

•	Indonesia other wealth sales in 2Q15 of US$35 million decreased 33% due to the impact of unfavourable market conditions.

•	Asia Other other wealth sales in 2Q15 of US$135 million increased 22%, reflecting strong performance in Philippines and Singapore.

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “We continue to deliver strong momentum in our wealth and asset management businesses, driven by success in large-case group retirement and strong mutual fund performance. The number of Four- or Five-Star Morningstar rated funds2 increased from 33 to 41 in the quarter. Our insurance sales reflected improved competitive positioning in both Group Benefits and Retail Insurance.”

Ms. Harrison added, “We launched Manulife Quick Issue Term life insurance featuring a simple, online application with a streamlined underwriting process and started the roll out of over 800 Manulife Bank-branded  automated banking machines across Canada, helping our customers access banking services however and whenever they like.  We achieved a significant milestone in our Standard Life integration, receiving regulatory approval to transfer legal and financial responsibility for Standard Life plans and policies to our main Canadian insurance company.  Overall, our integration activities are on track.”

Wealth and Asset Management gross flows in 2Q15 were $3.9 billion including $0.9 billion from Standard Life products compared with $2.4 billion in 2Q14. Year-to-date gross flows were $8.3 billion, an increase of $2.7 billion over the same period in 2014, reflecting strong momentum in mutual funds and the addition of Standard Life.

2
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

Manulife Financial Corporation - Second Quarter 2015

•
Mutual Funds assets under management (“MF AUM”)3 and other funds assets under management were a record $43.3 billion at June 30, 2015, compared with $30.7 billion at June 30, 2014. The increase reflects $6.8 billion of Standard Life mutual funds assets under management and strong net flows, in addition to the favourable impact of market returns. Gross flows during 2Q15 of $2.0 billion were 39% higher compared with 2Q14, reflecting a 21% increase in Manulife mutual funds and the contribution from Standard Life mutual funds.

•
Group Retirement Solutions gross flows of $1.9 billion in 2Q15 were more than double 2Q14, driven by large-case sales activity and the addition of Standard Life.  Gross flows from Standard Life plans contributed $655 million in the quarter.

Other Wealth sales of $923 million in 2Q15 were double those in 2Q14 driven by growth in segregated fund sales. On a year-to-date basis, other wealth sales were $2.0 billion with Standard Life products contributing $0.8 billion.

•
Segregated Fund Products4 sales were $765 million in 2Q15 compared with $353 million in 2Q14. The increase includes $343 million from Standard Life products and a 20% year-over-year increase in Manulife product sales.

•
Fixed Products sales were $158 million in 2Q15 compared with $109 million in 2Q14 driven by the addition of Standard Life which contributed $75 million. Our deliberate rate positioning continues to constrain fixed product sales in the continuing low interest rate environment.

Manulife Bank net lending assets were $19.3 billion as at June 30, 2015, in line with prior year levels, as growth continues to be impacted by continued intense competition in the residential mortgage market.

Insurance sales of $166 million in 2Q15 increased 28% compared with 2Q14 driven by large case Group Benefits sales and strong Retail Insurance sales.  Year-to-date sales were $380 million, 44% above the prior year period due to improved competitive positioning in Group Benefits.

•	Retail Insurance sales of $48 million in 2Q15 increased by 23% over 2Q14 and were 30% above 1Q15 driven by strong universal life and term product sales.
•
Institutional Markets sales of $118 million in 2Q15 increased 31% driven by large case Group Benefits sales.  Based on recent industry data5, Group Benefits’ sales market share increased to 24% in 1Q15 reflecting the success of actions taken to improve our competitive positioning.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “Our second quarter results are on track both financially and in terms of delivering on our strategy. John Hancock Investments enjoyed its second best quarter of gross flows in history and net flows continued to outpace the industry6 in an economic environment where inflows favor passive funds and ETF’s and a number of competitors are suffering net outflows. In April, we completed the strategic acquisition of New York Life’s Retirement Plan Services business and by quarter end we successfully completed the first phase of integration activities.  The acquisition contributed US$1.1 billion of gross flows in the quarter and US$55 billion of new assets under administration. In addition, we acquired an innovative software provider that uses behavioural finance and artificial intelligence to help advisors and customers make financial decisions.”

“We launched an exclusive U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products. Through this agreement we became the first carrier in the U.S. to offer life insurance products fully integrated with wellness features on Term and Universal Life products," added Mr. Bromley.

Wealth and Asset Management gross flows in 2Q15 were US$11.1 billion, an increase of 11% compared with 2Q14 driven by the above noted acquisition. Year-to-date gross flows of US$20.8 billion increased 3% compared with the prior year period.

•
John Hancock Investments (“JHI”) gross flows of US$6.9 billion in 2Q15 were consistent with 2Q14 (which included a US$1 billion institutional platform allocation).  Gross flows continued to be driven by a strong product line, including 38 Four- or Five-Star Morningstar rated funds. Assets under management increased 13% to a record US$80.0 billion and for the 15th consecutive quarter JHI net flows were positive.  Our 12-month trailing organic growth rate through June 2015 (calculated as net new flows as a percentage of beginning assets) was 12% compared with an industry growth rate that was slightly negative6.  JHI launched its first Undertakings for Collective Investment in Transferrable Securities (“UCITS”) products for non-U.S. investors, enabling it to enter new markets and expand its investor base.

•
JH Retirement Plan Services gross flows of US$4.2 billion in 2Q15 increased 39% compared with 2Q14. Gross flows included US$1.1 billion in Total Retirement Solutions (“TRS”), the business acquired from New York Life, and also benefitted from increasing ongoing participant contributions in the business overall.  While TRS gross flows were primarily from in-force customers, several large committed cases are expected to close later in the year.7  Sales in our core small-case market grew 16% in 2Q15 compared with 2Q14 as the business is seeing the benefit of actions taken over the last year to improve competitiveness.

Insurance sales in 2Q15 of US$118 million increased 2%. Year-to-date sales of US$235 million increased 5% compared with the same period of 2014 driven by several product enhancements made last year that continue to generate strong sales momentum.

•
JH Life sales of US$108 million in 2Q15 increased 6% compared with 2Q14, driven by sales of our flagship Protection universal life (“UL”) product and International products.  We have obtained a number of state approvals of the Vitality initiative for UL and term products and extended the Vitality feature to our indexed universal life product early in 3Q15.  These initiatives are expected to drive increased sales in the second half of the year.6

•
JH Long-Term Care (“JH LTC”) sales of US$10 million in 2Q15 decreased 23% compared with 2Q14 due to the time it takes to transition sales to our innovative Performance LTC product launched in March 2015.

3	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
4	Segregated fund products include guarantees. These products are also referred to as variable annuities.
5	As per LIMRA Canadian Group Life and Health Insurance sales report as of March 31, 2015.
6
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through June 2015.

7	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation - Second Quarter 2015

Manulife Asset Management

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “For the General Fund, we delivered investment-related experience gains of $128 million driven by the impact of very strong fixed income redeployment and favourable credit experience. These gains were partially offset by fair value losses on oil and gas related investments. We are pleased that our investment-related experience rebounded and in the second quarter was in line with our through-the-cycle expectation.”

Kai Sotorp, President and CEO, Manulife Asset Management (“MAM”) & Executive Vice President and Global Head of Wealth and Asset Management, said, “Long-term investment performance continues to be very strong and we are increasing our global distribution capability to support our growth plans. Our institutional assets under management reached $64.7 billion at June 30, 2015, including $7.7 billion related to Standard Life, and in total were 72% higher than a year ago. Second quarter total institutional net sales of $8.3 billion were the strongest in our history, and more than four times those of second quarter 2014.”

Mr. Sotorp continued, “Manulife’s overall Global Wealth and Asset Management (“WAM”) businesses continued to generate strong net flows in the second quarter of 2015, raising a record $14.5 billion. Core EBITDA8 in the second quarter of 2015 was $290 million, up 18% from the second quarter of 2014. Core EBITDA margin was 27%, compared with 28% in the second quarter of 2014.”

At June 30, 2015, total assets managed by MAM were $390 billion, including $341 billion managed for external clients. Assets managed for external clients increased $6.9 billion from March 31, 2015. At June 30, 2015, MAM had a total of 101 Four- or Five-Star Morningstar rated funds, an increase of 15 funds since March 31, 2015.

8	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Second Quarter 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 6, 2015, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2014 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we”, “our” and “us” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	E	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Potential impact of recent deployments of capital and current macro environment
2.	Sales	2.	Variable annuity and segregated fund guarantees
3.	MCCSR and financial leverage ratio	3.	Caution related to sensitivities
4.	Distribution agreement and acquisition	4.	Publicly traded equity performance risk
5.	Q3 item	5.	Interest rate and spread risk
		6.	Alternative long-duration performance risk

B	FINANCIAL HIGHLIGHTS	F	ACCOUNTING MATTERS AND CONTROLS
1.	Q2 and year-to-date earnings analysis	1.	Critical accounting and actuarial policies
2.	Revenue	2.	Sensitivity of policy liabilities to update to assumptions
3.	Premiums and deposits	3.	Accounting and reporting changes
4.	Assets under management and administration	4.	Quarterly financial information
5.	Capital	5.	Change in internal control over financial reporting
6.	Impact of fair value accounting	6.	Audit Committee
7.	Impact of foreign exchange rates
		G	OTHER
C	PERFORMANCE BY DIVISION	1.	Quarterly dividend
1.	Asia	2.	Outstanding shares - selected information
2.	Canadian	3.	Performance and Non-GAAP Measures
3.	U.S.	4.	Key planning assumptions and uncertainties
4.	Corporate and Other	5.	Caution regarding forward-looking statements

D	PERFORMANCE BY BUSINESS LINES
1.	Additional information for Wealth and Asset Management
2.	Additional information by business line

Manulife Financial Corporation - Second Quarter 2015

A         OVERVIEW

A1	Earnings

Manulife’s 2Q15 net income attributed to shareholders was $600 million compared with $943 million in 2Q14.  The decline in earnings was primarily related to the direct impact of changes in interest rates and lower investment-related experience.

Net income attributed to shareholders is comprised of core earnings9 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $902 million in 2Q15 compared with $701 million in 2Q14, and items excluded from core earnings, which netted to charges of $302 million in 2Q15 compared with gains of $242 million in 2Q14.

The $201 million increase in core earnings included $37 million related to our recent acquisitions as well as higher fee income on higher asset levels in our wealth and asset management businesses, strong insurance sales in Asia and the strengthening of the U.S. dollar. Higher than average realized gains on available-for-sale equities and a number of smaller items also positively impacted core earnings this quarter.

Just over half of the $544 million unfavourable variance in items excluded from core earnings related to the direct impact of the steepening of the interest rate yield curve, largely reversing the gains reported in 4Q14 when the yield curve flattened.  The remainder of the variance is primarily due to lower investment-related experience and integration costs related to our recent acquisitions.

Our definition of core earnings (see G1 - “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year. In 2Q15 we included $51 million of favourable investment-related experience in core earnings, reflecting our net year-to-date favourable investment-related experience (1Q15 – charge of $77 million; 2Q15 – gain of $128 million). The 2Q15 investment-related experience gains were driven by the impact of strong fixed income redeployment and favourable credit experience, partially offset by fair value losses on oil and gas holdings.

Net income attributed to shareholders for the 6 months ended June 30, 2015 was $1,323 million compared with $1,761 million for the 6 months ended June 30, 2014.  Of the $438 million decrease, $343 million is explained above, and the remainder was primarily due to unfavourable investment-related experience in 1Q15 compared with favourable investment-related experience in 1Q14.  Core earnings for the 6 months ended June 30, 2015 was $1,699 million compared with $1,420 million for the 6 months ended June 30, 2014.

A2	Sales

We have aligned our sales disclosures with the enhanced business line disclosures introduced May 11, 2015 at our Investor Day.  Further information with respect to earnings by business line is included in section D of this MD&A.

Insurance sales9 were $771 million, an increase of 27%10 compared with 2Q14.  All three divisions contributed to the year-over-year growth in insurance sales. Asia insurance sales increased 36%, driven by continued expansion and diversification of our distribution channels and a series of successful product launches.  Canadian insurance sales increased 28% driven by large-case Group Benefits sales and strong Retail Insurance sales. U.S. insurance sales increased 2%.

Wealth and asset management gross flows9 of $34.9 billion, increased 74% compared with 2Q14 (61% excluding recently acquired businesses), while net flows9 increased to $14.5 billion, more than double 2Q14 levels. Asia achieved gross flows more than double 2Q14 levels, driven by successful fund launches in mainland China and a successful pension marketing campaign in Hong Kong.  Canadian gross flows increased 64%, driven by strong mutual fund deposits, large-case group retirement activity and the recent acquisition of Standard Life. U.S. gross flows increased 11%, driven by the inclusion of New York Life’s retirement business and the second highest quarterly gross flows at John Hancock Investments. Manulife Asset Management (“MAM”) achieved record gross flows of $11 billion, more than triple prior year levels, mainly due to a significant fixed income mandate from a Canadian institutional client. Total net flows were $14.5 billion in 2Q15, more than double 2Q14 levels.

Other Wealth sales were $1.8 billion in 2Q15, double prior year levels and an increase of 59% excluding recent acquisitions. Other Wealth sales in Asia more than doubled, driven by expanded distribution of the recently launched single premium wealth accumulation product in Japan, while Canada benefited from the inclusion of Standard Life’s segregated fund business.11

A3	MCCSR and financial leverage ratio

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 236% for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2015, down 9 points from 245% as at March 31, 2015.   The decline reflects net financing activities12  and a four point reduction due to the closing of the acquisition of New York Life’s Retirement Plan Services business, a portion of which will reverse with the July 1, 2015 completion of the related reinsurance agreement. MFC’s financial leverage ratio was 26.2% at June 30, 2015 compared with 26.6% as at March 31, 2015.

A4	Distribution agreement and acquisition

On April 8, 2015, we announced a 15-year exclusive distribution agreement with DBS, covering four mutually significant markets, namely Singapore, Hong Kong, mainland China and Indonesia. DBS is a leading financial services group in Asia, headquartered and listed in Singapore.  The agreement, effective January 1, 2016, significantly expands our existing, successful relationship with DBS. It accelerates Manulife’s Asia growth strategy, deepens and diversifies our insurance business, and gives us access to a wider range of customers.  The agreement includes an initial payment by Manulife to DBS of US$1.2 billion, which Manulife intends to fund from internal resources. There will also be ongoing, variable payments, which are based on the

9	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10
Growth (declines) in sales, gross flows and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11	The U.S. Division does not have any products for sale in this category.

12
Net financing activities include: (i) the issuance of MLI’s $350 million of subordinated debt on June 1, 2015, (ii) the redemption, in full, of MFC’s $350 million of Class A Shares, Series 1 Preferred Shares at par on June 19, 2015, and (iii) the maturity of MFC’s $550 million of medium term notes on June 26, 2015.

Manulife Financial Corporation - Second Quarter 2015

success of the partnership. Manulife expects the agreement to be accretive to core earnings per share in 2017.13  The initial payment for this regional distribution agreement could reduce Manulife’s regulatory capital ratio by up to 10 points in January 2016.13

On April 14, 2015, the Company completed the acquisition of New York Life’s Retirement Plan Services business, the first of two components of the previously announced transaction with New York Life. The acquisition accelerates John Hancock’s expansion into the mid-case and large-case retirement plan markets, adds US$56.6 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses. The second component, in which New York Life agreed to assume a portion of certain John Hancock life insurance policies, closed on July 1, 2015. Under IFRS, the US$300 million estimated accounting loss on the reinsurance component is accounted for as additional consideration on the acquired business.  This resulted in overall intangibles and goodwill of US$620 million.

A5	Q3 item

In 3Q15, we will complete our annual review of actuarial methods and assumptions.  While the review is not complete and the impact is difficult to estimate with precision, preliminary indications are that the impact could be a charge to net income attributed to shareholders of up to $400 million after-tax.13 The actual impact could differ from the Company’s early indications as the work is still ongoing.13

B         FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761
Preferred share dividends	(29)	(29)	(36)	(58)	(70)
Common shareholders’ net income	$571	$694	$907	$1,265	$1,691
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$902	$797	$701	$1,699	$1,420
Investment-related experience outside of core earnings(2)	77	(77)	217	-	442
Core earnings and investment-related experience outside of core earnings	$979	$720	$918	$1,699	$1,862
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(309)	13	55	(296)	(35)
Changes in actuarial methods and assumptions	(47)	(22)	(30)	(69)	(70)
Other items(3)	(23)	12	-	(11)	4
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761
Basic earnings per common share (C$)	$0.29	$0.36	$0.49	$0.65	$0.91
Diluted earnings per common share (C$)	$0.29	$0.36	$0.49	$0.64	$0.91
Diluted core earnings per common share (C$)(1)	$0.44	$0.39	$0.36	$0.83	$0.73
Return on common shareholders’ equity (“ROE”)	6.4%	8.4%	13.1%	7.4%	12.5%
Core ROE (1)	9.8%	9.3%	9.6%	9.6%	10.0%
Sales(1) Insurance products	$771	$779	$587	$1,550	$1,124
Wealth and Asset Management gross flows	$34,892	$22,843	$18,137	$57,735	$36,685
Wealth and Asset Management net flows	$14,494	$6,631	$6,414	$21,125	$13,147
Other Wealth products	$1,773	$1,767	$844	$3,540	$1,779
Premiums and deposits(1) Insurance products	$7,116	$7,158	$5,987	$14,274	$11,871
Wealth and Asset Management products	$34,892	$22,843	$18,137	$57,735	$36,685
Other Wealth products	$1,694	$1,466	$806	$3,160	$1,765
Corporate and Other	$21	$19	$20	$40	$40
Assets under management and administration (C$ billions)(1)	$883	$821	$637	$883	$637
Capital (C$ billions)(1)	$45.5	$46.4	$35.8	$45.5	$35.8
MLI’s MCCSR ratio	236%	245%	243%	236%	243%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The amount of investment-related experience gains included in core earnings was $51 million in 2Q15, reflecting the net favourable year-to-date investment-related experience, nil in 1Q15 and $50 million in 2Q14.

(3)	For a more detailed description see Section B1 below.

13	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation - Second Quarter 2015

B1         Q2 and year-to-date earnings analysis

The table below reconciles reported net income attributed to shareholders to core earnings.

	Quarterly Results			YTD Results
(C$ millions, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Core earnings(1)
Asia Division	$300	$296	$231	$596	$475
Canadian Division	304	262	232	566	460
U.S. Division	402	392	329	794	703
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)	(109)	(92)	(218)	(227)
Expected cost of macro hedges(2)	(46)	(44)	(49)	(90)	(91)
Investment-related experience in core earnings(3)	51	-	50	51	100
Core earnings	$902	$797	$701	$1,699	$1,420
Investment-related experience outside of core earnings(3)	77	(77)	217	-	442
Core earnings and investment-related experience outside of core earnings	$979	$720	$918	$1,699	$1,862
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	(309)	13	55	(296)	(35)
Changes in actuarial methods and assumptions(5)	(47)	(22)	(30)	(69)	(70)
Net impact of acquisitions and divestitures(6)	(54)	(30)	-	(84)	-
Other items excluded from core earnings(7)	31	42	-	73	4
Net income attributed to shareholders	$600	$723	$943	$1,323	$1,761

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 2Q15 net gain from macro equity hedges was $1 million and consisted of a $46 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a benefit of $47 million because actual markets underperformed our valuation assumptions (included in direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see G1 - “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(5)	The 2Q15 charge of $47 million is primarily attributable to the impact of method and modelling refinements in the projection of certain asset and liability cash flows across several business units.

(6)	The 2Q15 charge of $54 million includes integration costs of $20 million and $34 million for the Standard Life and New York Life transactions, respectively.

(7)	Other items in 2Q15 primarily relate to changes in tax rates.

Manulife Financial Corporation - Second Quarter 2015

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

	Quarterly Results			YTD Results
C$ millions, unaudited	2Q 2015	1Q 2015	2Q 2014	2015	2014
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$28	$15	$66	$43	$(5)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	(362)	13	22	(349)	31
Sale of AFS bonds and derivative positions in the Corporate and Other segment	25	(15)	(8)	10	(11)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(3)	-	-	(25)	-	(50)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(309)	$13	$55	$(296)	$(35)

(1)
In 2Q15, dynamic hedging experience losses of $810 million were more than offset by gains of $791 million from gross equity exposure and $47 million from macro hedge experience, which resulted in a gain of $28 million.

(2)	The loss in 2Q15 for fixed income reinvestment assumptions was driven by the unfavourable impact on the measurement of policy liabilities of changes in yield curves primarily in the U.S. and Canada.
(3)	The periodic URR charges ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

B2           Revenue

	Quarterly Results			YTD Results
(C$ millions, unaudited)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net premium income	$5,577	$5,403	$4,216	$10,980	$8,352
Investment income	3,216	2,642	2,809	5,858	5,478
Other revenue	2,491	2,426	2,108	4,917	4,231
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	$11,284	$10,471	$9,133	$21,755	$18,061
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	(10,161)	5,343	4,093	(4,818)	9,349
Total revenue	$1,123	$15,814	$13,226	$16,937	$27,410

For 2Q15, total revenue was $1.1 billion compared with $13.2 billion in 2Q14.  The impact of fair value accounting materially impacts the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities, a component of revenue (see B6 - “Impact of fair value accounting”) below. Accordingly, we discuss specific divisional drivers of revenue before unrealized gains and losses in section C - “Performance by Division”.  For 2Q15, revenue before realized and unrealized gains was $11.3 billion compared with $9.1 billion in 2Q14. This increase was driven by higher fee income from increased asset levels in our wealth and asset management businesses as well as the strengthening of the U.S. dollar.  Net premium income was higher in Asia on a constant currency basis, and in Canada, higher net income reflected contributions from Standard Life.

The net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $10.2 billion due to the impact of increases in North American interest rates.

On a year-to-date basis, revenue before realized and unrealized losses was $21.8 billion compared with $18.1 billion in 2Q14, driven by the same factors as noted above.  Premium income was higher across all divisions in the first half of 2015 compared with 2014. Net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedging program were $4.8 billion for the first half of 2015 compared with a gain of $9.3 billion in 2014.  The impact of higher interest rates in 2Q15 more than offset gains from the general decline in interest rates in 1Q15. The $9.3 billion gain in the first half of 2014 was due to general declines in interest rates in both 1Q14 and 2Q14.

Please see discussion below in section B6 - “Impact of fair value accounting”.

B3           Premiums and deposits14

Premiums and deposits is an additional measure of our top line growth.  It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.  Premiums and deposits for insurance products were $7.1 billion in 2Q15, an increase of 13% on a constant currency basis compared with 2Q14.

Premiums and deposits for Wealth and Asset Management (“WAM”) products were $34.9 billion in 2Q15, an increase of $16.8 billion, or 74% on a constant currency basis, compared with 2Q14 (61% excluding recently acquired businesses).  Because the pension business acquired from New York Life is measured by assets under administration (“AUA”) and not assets under management (“AUM”), we do not report flows from this business as premiums or deposits.

14	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Second Quarter 2015

Premiums and deposits for Other Wealth products were $1.7 billion in 2Q15, an increase of $0.9 billion, or 97% on a constant currency basis (70% excluding recently acquired businesses).

B4         Assets under management and administration15

Assets under management and administration as at June 30, 2015 were $883 billion, an increase of $246 billion compared with June 30, 2014. Excluding the $130 billion increase related to the Standard Life and New York Life transactions, the increase was 7% on a constant currency basis.

B5         Capital15

MFC’s total capital as at June 30, 2015 was $45.5 billion, an increase of $9.7 billion from June 30, 2014. The increase from June 30, 2014 was primarily driven by net income of $3.1 billion, favourable currency impacts of $3.6 billion, the Standard Life acquisition ($2.2 billion issuance of MFC common shares and $0.4 billion of outstanding Standard Life debt), other net capital issued of $1.5 billion, partially offset by cash dividends of $1.2 billion over the period. As noted in section A3 above, MLI’s MCCSR ratio was 236% at June 30, 2015.

B6         Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 above for discussion of second quarter experience).

Net realized and unrealized losses reported in investment income were $10.2 billion for 2Q15.  This amount was driven by the mark-to-market impact of increases in interest rates on our bond and fixed income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.  We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7         Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared with the Canadian dollar, increased core earnings by approximately $63 million in 2Q15 compared with 2Q14. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items. Each line item on our financial statements has been impacted by changes in foreign exchange rates.

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$320	$299	$337	$619	$579
Core earnings(1)	300	296	231	596	475
Revenue(2)	2,665	3,413	2,922	6,078	5,574
Revenue before realized and unrealized investment income gains and losses(2)	3,324	3,059	2,281	6,383	4,626
Premiums and deposits	9,358	6,188	4,150	15,546	7,950
Assets under management ($ billions)	99.3	96.9	81.4	99.3	81.4
U.S. dollars
Net income attributed to shareholders	$261	$241	$308	$502	$527
Core earnings	244	239	212	483	433
Revenue(2)	2,167	2,753	2,680	4,920	5,082
Revenue before realized and unrealized investment income gains and losses(2)	2,702	2,466	2,092	5,168	4,217
Premiums and deposits	7,609	4,990	3,806	12,599	7,250
Assets under management ($ billions)	79.6	76.4	76.2	79.6	76.2

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See B6 - "Impact of fair value accounting”.

15	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Second Quarter 2015

Asia Division’s net income attributed to shareholders was $320 million in 2Q15 compared with $337 million in 2Q14. Net income attributed to shareholders is comprised of core earnings, which was $300 million in 2Q15 compared with $231 million in 2Q14, and items excluded from core earnings, which amounted to a $20 million gain in 2Q15 compared with a $106 million gain in 2Q14. Year-to-date net income attributed to shareholders and core earnings were $619 million and $596 million, respectively, in 2015 compared with $579 million and $475 million, respectively, for the same period of 2014.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$261 million in 2Q15 compared with US$308 million for 2Q14 and core earnings were US$244 million in 2Q15 compared with US$212 million in 2Q14. Items excluded from core earnings were a gain of US$17 million for 2Q15 compared with US$96 million in 2Q14.

Core earnings increased US$45 million, or 23%, compared with 2Q14 after adjusting for the impact of changes in currency rates. The increase was driven by strong growth in new business volumes and favourable product mix, policyholder experience, higher fee income reflecting higher assets under management and insurance in-force growth. On a Canadian dollar basis core earnings increased by $69 million to $300 million due to the factors above, and reflect a net $18 million favourable impact of changes in currency rates in territories where we operate versus the Canadian dollar.

Year-to-date net income attributed to shareholders was US$502 million in 2015 compared with US$527 million for the same period of 2014. The decrease of US$25 million was primarily related to higher gains reported in 2014 related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities not dynamically hedged. Year-to-date core earnings in 2015 increased US$75 million, compared with the same period of 2014, after adjusting for the impact of changes in currency rates, reflecting growth in new business, in-force growth and favourable policyholder experience. On a Canadian dollar basis year-to-date core earnings increased by $121 million to $596 million due to the factors above, and reflect a net $36 million favourable impact due to changes in currency rates in territories where we operate versus the Canadian dollar.

Revenue before unrealized and realized investment gains was US$2.7 billion in 2Q15 compared with US$2.1 billion in 2Q14, an increase of 29% driven by higher premium income, fee income and investment income.

Premiums and deposits of US$7.6 billion in 2Q15 increased 111% on a constant currency basis compared with 2Q14. Premiums and deposits for insurance products of US$1.8 billion increased 23% driven by strong double digit insurance sales growth in most of the territories and from recurring premiums on in-force business. Wealth and Asset Management premiums and deposits of US$5.2 billion in 2Q15 increased by 176% driven by the success of new fund launches combined with strong market sentiment, notably in China, and expanded distribution.

Assets under management were US$79.6 billion as at June 30, 2015, an increase of 13% on a constant currency basis compared with June 30, 2014, driven by net policyholder cash inflows of US$5.7 billion and the favourable impact of equity market appreciation and lower interest rates over the last 12 months.

C2           Canadian Division

($ millions, unless otherwise stated)	Quarterly results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$191	$119	$267	$310	$644
Core earnings(1)	304	262	232	566	460
Revenue(2)	230	4,692	3,335	4,922	7,125
Revenue before realized and unrealized investment income gains and losses(2)	2,814	2,685	2,430	5,499	4,800
Premiums and deposits	7,250	7,826	5,069	15,076	11,119
Assets under management ($ billions)	217.5	220.7	153.4	217.5	153.4

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See B6 - "Impact of fair value accounting”.

Canadian Division’s 2Q15 net income attributed to shareholders was $191 million compared with $267 million in 2Q14.  Net income attributed to shareholders is comprised of core earnings, which was $304 million in 2Q15 compared with $232 million in 2Q14, and items excluded from core earnings, which were net charges of $113 million in 2Q15 compared with a gain of $35 million in 2Q14.

Core earnings increased $72 million of which $36 million related to the Standard Life acquisition. In-force business growth, including higher fee income from our wealth and asset management businesses, and the favourable impact of reinsurance treaty recaptures were mostly offset by unfavourable policyholder experience and the impact of lower interest rates on new business margins. The 2Q15 loss in items excluded from core earnings related to unfavourable market-related experience and, to a lesser extent, integration costs.

Year-to-date net income attributed to shareholders was $310 million compared with $644 million for the same period of 2014.  Year-to-date core earnings of $566 million were $106 million higher than the first 6 months of 2014 and included $55 million related to Standard Life.

Revenue before unrealized and realized investment gains was $2.8 billion in 2Q15 compared with $2.4 billion in 2Q14 due higher net premium income and higher fee income on higher asset levels.

Premiums and deposits in 2Q15 were $7.3 billion, $2.2 billion higher than in 2Q14. The acquisition of Standard Life added $1.3 billion to premiums and deposits in the quarter.  Manulife Mutual Funds and Group Retirement also contributed to the increase.

Assets under management were $217.5 billion as at June 30, 2015, an increase of $64.1 billion from June 30, 2014, including $53.3 billion related to Standard Life. Excluding Standard Life, AUM increased by $10.8 billion or 7% driven by growth in our wealth and asset management businesses and the impact of market factors, including the decline in interest rates and positive investment returns over the past 12 months.

Manulife Financial Corporation - Second Quarter 2015

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net income attributed to shareholders	$183	$482	$559	$665	$962
Core earnings(1)	402	392	329	794	703
Revenue(2)	(1,959)	7,734	6,979	5,775	14,690
Revenue before realized and unrealized investment income gains and losses(2)	4,955	4,716	4,285	9,671	8,369
Premiums and deposits	16,108	14,428	12,931	30,536	26,305
Assets under management and administration ($ billions)	499.1	443.6	360.5	499.1	360.5
U.S. dollars
Net income attributed to shareholders	$149	$389	$513	$538	$879
Core earnings	327	316	302	643	641
Revenue(2)	(1,593)	6,237	6,399	4,644	13,390
Revenue before realized and unrealized investment income gains and losses(2)	4,029	3,804	3,928	7,833	7,631
Premiums and deposits	13,101	11,636	11,859	24,737	23,982
Assets under management and administration ($ billions)	400.1	349.8	337.7	400.1	337.7

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See B6 - "Impact of fair value accounting”.

U.S. Division’s 2Q15 net income attributed to shareholders was $183 million compared with $559 million in 2Q14. Net income attributed to shareholders is comprised of core earnings, which amounted to $402 million in 2Q15 compared with $329 million in 2Q14, and items excluded from core earnings, which amounted to net charges of $219 million in 2Q15 compared with a gain of $230 million in 2Q14. Year-to-date net income attributed to shareholders and core earnings were $665 million and $794 million, respectively, in the first half of 2015 compared with $962 million and $703 million, respectively, for the same period of 2014. The unfavourable variance in items excluded from core earnings is largely consistent with the items described at the total Company level.

Expressed in U.S. dollars, the functional currency of the division, 2Q15 net income attributed to shareholders was US$149 million compared with US$513 million in 2Q14, core earnings was US$327 million compared with US$302 million in 2Q14, and items excluded from core earnings were a loss of US$178 million in 2Q15 compared with a gain of US$211 million in 2Q14. The US$25 million increase in core earnings was driven by lower amortization of deferred acquisition costs due to the run-off of the in-force variable annuity business, higher insurance new business margins, and higher wealth and asset management fee income reflecting increased asset levels. Unfavourable policyholder experience in JH Life was mostly offset by other one-time policy related items. On a Canadian dollar basis, core earnings increased by $73 million to $402 million due to the factors above, and includes the $45 million favourable impact from the strengthening of the U.S. dollar compared to the Canadian dollar.

Year-to-date net income attributed to shareholders was US$538 million in the first half of 2015 compared with US$879 million for the same period in 2014 and included core earnings of US$643 million, a US$2 million increase.  The favourable variance in the second quarter core earnings, noted above, and more favourable policyholder experience in 1Q15, was mostly offset by the unfavourable impact of declines in interest rates on the release of insurance margins and more favourable tax related items reported in 1Q14. The $343 million unfavourable variance in items excluded from core earnings is largely consistent with the items described at the total Company level. On a Canadian dollar basis, year-to-date core earnings increased by $91 million to $794 million due to the factors above, and includes the $89 million favourable impact from the strengthening of the U.S. dollar compared to the Canadian dollar.

Revenue before unrealized and realized investment gains was US$4.0 billion in 2Q15 compared with US$3.9 billion in 2Q14.  The increase was related to higher life insurance premiums and higher fee income on the business acquired from New York Life, partially offset by the continued run-off of the in-force variable annuity business.

Premiums and deposits for 2Q15 were US$13.1 billion, an increase of 10% compared with 2Q14.  The increase was primarily driven by additional deposits for 401k plans arising from the acquired business.  Excluding the impact of the acquisition, premiums and deposits increased by 2% driven by increased core small-case 401k deposits and universal life premiums.

Assets under management and administration as at June 30, 2015 were a record US$400.1 billion and increased US$62.4 billion from June 30, 2014. The acquisition contributed US$55.3 billion and the remainder of the increase was driven by the impact of market factors on fair values of assets and strong net mutual fund sales over the last 12 months, partially offset by variable and fixed annuity payments.

Manulife Financial Corporation - Second Quarter 2015

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q 2015	1Q 2015	2Q 2014	2015	2014
Net loss attributed to shareholders	$(94)	$(177)	$(220)	$(271)	$(424)
Core loss (excluding macro hedges and core investment gains)(1)	$(109)	$(109)	$(92)	$(218)	$(227)
Expected cost of macro hedges	(46)	(44)	(49)	(90)	(91)
Investment-related experience included in core earnings	51	-	50	51	100
Total core loss	$(104)	$(153)	$(91)	$(257)	$(218)
Revenue	$187	$(25)	$(10)	$162	$21
Premiums and deposits	11,008	3,043	2,800	14,051	4,987
Assets under management ($ billions)	66.9	60.1	42.0	66.9	42.0

(1)	See “Performance and Non-GAAP Measures” below for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $94 million in 2Q15 and a net loss of $220 million in 2Q14.  The net loss is comprised of core loss and items excluded from core loss.  The core loss was $104 million in 2Q15 and $91 million in 2Q14; items excluded from core loss amounted to income of $10 million in 2Q15 compared with charges of $129 million in 2Q14.

The $13 million increase in core loss is primarily related to lower yields and the strengthening of the U.S. dollar.  Other items netted to a small variance: the higher realized gains on AFS equities in 2Q15 were largely offset by the non-recurrence of a gain from a legal provision release in 2Q14.  Favourable variances in items excluded from core loss compared with 2Q14 were the direct impact of equity markets and interest rates, the impact of mark-to-market accounting and the changes in actuarial methods and assumptions.  In 2Q15, we also reported a $33 million gain reflecting the impact of the Alberta provincial tax rate change in Canada partially offset by $8 million of integration costs related to Standard Life.

On a year-to-date basis the net loss attributed to shareholders was $271 million in 2015 compared with a net loss of $424 million for the same period of 2014, reflecting a favourable variance from items excluded from core earnings of $192 million partially offset by the unfavourable core loss variance of $39 million. Core loss was $39 million larger than 2Q14 primarily due to lower investment-related experience included in core earnings. The $192 million favourable variance in items excluded from core loss includes the direct impact of equity markets and interest rates, the offset to lower investment-related experience gains included in core earnings, other mark-to-market movements, and the impact of tax rate changes in Canada and Japan, partially offset by closing and integration costs related to the acquisition of Standard Life.

Revenue was $187 million in 2Q15 compared with negative $10 million in 2Q14. The increase in revenue was primarily driven by macro hedging gains and higher than average realized gains on AFS securities, net of shortening swaps.

Premiums and deposits, primarily related to the Investment Division’s external asset management business, were $11,008 million in 2Q15, almost four times the $2,800 million reported in 2Q14. The increase reflects the impact of inflows from institutional asset management clients, including a significant new fixed-income mandate for a Canadian client.

Assets under management of $66.9 billion as at June 30, 2015 (June 30, 2014 – $42.0 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $64.7 billion (June 30, 2014 – $37.6 billion).

D	PERFORMANCE BY BUSINESS LINE

D1	Additional information for Wealth and Asset Management

Manulife has a globally diversified wealth and asset management franchise spanning mutual funds, group retirement and savings products, and institutional asset management capabilities across all major asset classes.  We have achieved strong growth through expanding our broad-based extensive distribution platforms in the U.S., Canada and Asia, and leveraging our global asset management expertise.  With investment professionals on the ground in 17 countries, our deep local knowledge, and expertise in sought after asset classes such as alternative long-duration assets, positions us well for continued success. In addition to mutual fund businesses in 11 markets, we have leading retirement platforms in Canada, the U.S. and Hong Kong, and a growing presence in Indonesia and Malaysia.  We continue to invest in these businesses with recent acquisitions of the Canadian-based operations of Standard Life plc (“Standard Life”) and New York Life’s Retirement Plan Services business. WAM businesses are among our fastest growing earnings contributors.

We are providing additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of our WAM businesses and relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), net flows, gross flows and assets under management and administration.16  Core

16	Core earnings, core EBITDA, net flows, gross flows and assets under management and administration are non-GAAP measures. See “Performance and Non-GAAP measures” below.

Manulife Financial Corporation - Second Quarter 2015

EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated)	2Q 2015	1Q 2015	2Q 2014	2015	2014
Core earnings	$155	$148	$129	$303	$244
Core EBITDA	290	288	245	578	468
Net flows	14,494	6,631	6,414	21,125	13,147
Gross flows	34,892	22,843	18,137	57,735	36,685
Assets under management (“AUM”) (C$ billions)	406	394	286	406	286
Assets under management and administration (“AUMA”) (C$ billions)	475	394	286	475	286

In 2Q15, we generated strong net flows and added $68.9 billion of assets under administration as a result of the New York Life transaction.  Core EBITDA in 2Q15 and the first half of 2015 increased 18% and 24%, respectively, compared with the same periods in the prior year and operating leverage improved as fee income grew faster than expenses.

D2	Additional information by business line

In addition to the WAM businesses, the following two tables include core earnings and assets under management and administration for our Other Wealth and Insurance business lines.  Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada17 and Insurance includes all individual and group insurance businesses.

Wealth and Asset Management – Our global WAM businesses contributed $155 million to core earnings in 2Q15, an increase of 20% compared with 2Q14. The increase was a result of higher fee income from higher asset levels, reflecting strong net flows and recent acquisitions and the favourable impact of the strengthening of the U.S. dollar, partially offset by higher non-deferrable acquisition costs.  On a year-to-date basis, WAM contributed $303 million to core earnings in 2015, up 24% from $244 million in 2014.

Insurance – Our insurance businesses contributed $518 million to core earnings in 2Q15, an increase of 22% compared with 2Q14. The increase was primarily a result of strong insurance sales in Asia, the strengthening of the U.S. dollar and a number of smaller items. Year-to-date core earnings of $1,017 million in 2015 were up 9% from 2014.

Other Wealth – Our other wealth businesses contributed $302 million to core earnings in 2Q15, an increase of 25% compared with 2Q14. The increase was primarily related to strong sales in Asia, lower amortization of deferred acquisition costs in the U.S. and the strengthening of the U.S. dollar.  Year-to-date core earnings of $594 million in 2015 were up 27% from 2014.

Core earnings by line of business

	Quarterly Results			YTD Results
($C millions)	2Q15	1Q15	2Q14	2015	2014
Wealth and Asset Management	$155	$148	$129	$303	$244
Insurance	518	499	425	1,017	929
Other Wealth	302	292	242	594	466
Corporate and other(1)	(112)	(161)	(95)	(273)	(219)
Standard Life(2)	39	19	n/a	58	n/a
Total core earnings	$902	$797	$701	$1,699	$1,420

(1)	Excludes Manulife Asset Management results that are included in WAM.
(2)	Manulife acquired the Canadian-based operations of Standard Life plc on January 30, 2015. The year-to-date 2015 core earnings include the 5-month post-close contribution from Standard Life.

17	Manulife Bank new loan volumes are no longer being reported as sales.

Manulife Financial Corporation - Second Quarter 2015

Assets under management and administration by line of business

As at	June 30,	March 31,	June 30,
($C millions)	2015	2015	2014
Wealth and Asset Management	$474.5	$394.1	$286.0
Insurance	235.6	242.1	191.7
Other Wealth	170.4	180.6	155.2
Corporate and Other	2.2	4.5	4.4
Total assets under management and administration	$882.7	$821.3	$637.3

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.

Core earnings by line of business by division

	Quarterly Results			YTD Results
(C$ millions)	2Q15	1Q15	2Q14	2015	2014
Wealth and Asset Management(1)
Asia	$42	$43	$31	$85	$61
Canada	34	28	25	62	49
U.S.	75	70	69	145	133
Corporate and Other(2)	4	7	4	11	1
Total Wealth and Asset Management	$155	$148	$129	$303	$244
Insurance
Asia	$195	$200	$146	$395	$306
Canada	125	109	116	234	243
U.S.	198	190	163	388	380
Total Insurance	$518	$499	$425	$1,017	$929
Other Wealth(3)
Asia	$63	$53	$54	$116	$108
Canada
Manulife Bank	36	34	29	70	57
Canada excluding Manulife Bank	74	73	62	147	111
Total Canada	110	107	91	217	168
U.S.	129	132	97	261	190
Total Other Wealth	$302	$292	$242	$594	$466
Corporate and Other(4)	$(112)	$(161)	$(95)	$(273)	$(219)
Standard Life(5)	39	19	-	58	-
Total core earnings	$902	$797	$701	$1,699	$1,420

(1)
Wealth and Asset Management is comprised of our fee-based global WAM businesses that do not contain material insurance risk including:  mutual funds, group retirement and institutional asset management.

(2)	Corporate and Other results are net of internal allocations to other divisions.
(3)	Other Wealth includes annuities and Manulife Bank.
(4)	A portion of core earnings from Investment Division has been included in Wealth and Asset Management.
(5)	Standard Life’s results will be presented separately until consolidated business line reporting can be established.

E.	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2014 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

E1	Potential impact of recent deployments of capital and current macro environment

In our 2014 MD&A we noted macro-economic and other risk factors that may result in our inability to achieve our 2016 objective of core ROE of 13%.  Core ROE was 9.8% in 2Q15 and 9.6% for the first half of 2015, and given the recent deployments of capital to pursue long-term growth, along with the impact on equity of the strengthening U.S. dollar compared to the Canadian dollar, we no longer believe our core ROE objective of 13% is achievable in 2016.

Manulife Financial Corporation - Second Quarter 2015

E2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2014 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E4 - “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	June 30, 2015			December 31, 2014
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,199	$4,922	$1,308	$6,014	$4,846	$1,203
Guaranteed minimum withdrawal benefit	68,919	64,960	5,393	66,950	64,016	4,570
Guaranteed minimum accumulation benefit	18,952	23,068	47	14,514	18,670	23
Gross living benefits(2)	$94,070	$92,950	$6,748	$87,478	$87,532	$5,796
Gross death benefits(3)	13,193	13,089	1,388	12,178	11,036	1,312
Total gross of reinsurance and hedging	$107,263	$106,039	$8,136	$99,656	$98,568	$7,108
Living benefits reinsured	$5,406	$4,321	$1,107	$5,242	$4,249	$1,020
Death benefits reinsured	3,690	3,478	577	3,598	3,398	560
Total reinsured	$9,096	$7,799	$1,684	$8,840	$7,647	$1,580
Total, net of reinsurance	$98,167	$98,240	$6,452	$90,816	$90,921	$5,528

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2015 was $6,452 million (December 31, 2014 – $5,528 million) of which: US$4,092 million (December 31, 2014 – US$3,616 million) was on our U.S. business, $878 million (December 31, 2014 – $912 million) was on our Canadian business, US$115 million (December 31, 2014 – US$99 million) was on our Japan business and US$262 million (December 31, 2014 – US$264 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts and segregated fund guarantees, net of reinsurance, was $6.4 billion at June 30, 2015 compared with $5.5 billion at December 31, 2014.

The policy liabilities established for variable annuity and segregated fund guarantees were $4,751 million at June 30, 2015 (December 31, 2014 - $4,862 million).  For non-dynamically hedged business, policy liabilities increased from $684 million at December 31, 2014 to $727 million at June 30, 2015. For the dynamically hedged business, the policy liabilities decreased from $4,178 million at December 31, 2014 to $4,024 million at June 30, 2015.

E3	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

E4	Publicly traded equity performance risk

As outlined in our 2014 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2014 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in

Manulife Financial Corporation - Second Quarter 2015

dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,840)	$(2,820)	$(1,210)	$850	$1,440	$1,800
Asset based fees	(440)	(290)	(150)	150	290	440
General fund equity investments(3)	(1,020)	(680)	(340)	320	640	980
Total underlying sensitivity before hedging	$(6,300)	$(3,790)	$(1,700)	$1,320	$2,370	$3,220
Impact of macro and dynamic hedge assets(4)	4,160	2,450	1,090	(940)	(1,650)	(2,210)
Net potential impact on net income after impact of hedging	$(2,140)	$(1,340)	$(610)	$380	$720	$1,010

As at December 31, 2014
(C$ millions)
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(3)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	$(5,490)	$(3,250)	$(1,430)	$1,080	$1,900	$2,550
Impact of macro and dynamic hedge assets(4)	$3,770	$2,150	$950	$(850)	$(1,460)	$(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
June 30, 2015	(17)	(10)	(5)	4	13	18
December 31, 2014	(20)	(10)	(4)	1	7	11

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	June 30,	December 31,
(C$ millions)	2015	2014
For variable annuity guarantee dynamic hedging strategy	$11,600	$10,700
For macro equity risk hedging strategy	3,400	3,000
Total	$15,000	$13,700

Manulife Financial Corporation - Second Quarter 2015

E5	Interest rate and spread risk

At June 30, 2015, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil, and to a 50 basis point increase in interest rates to be a benefit of $100 million, after rounding results to the nearest $100 million. The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2014 was primarily attributable to normal rebalancing a part of our interest risk hedging program.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used in the reserve, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	June 30, 2015				December 31, 2014
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$100		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	500		(400)		500		(400)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(5)		4		(7)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	2		(2)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 5 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Manulife Financial Corporation - Second Quarter 2015

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	June 30, 2015	December 31, 2014
Corporate spreads(4)
Increase 50 basis points	$500	$500
Decrease 50 basis points	(500)	(500)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

E6	Alternative Long-Duration Asset (“ALDA”) Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	June 30, 2015		December 31, 2014
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,100	$(1,000)	$1,000
Private equities and other ALDA	(1,000)	900	(1,000)	900
Alternative long-duration assets	$(2,200)	$2,000	$(2,000)	$1,900

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2014 to June 30, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars as well as the acquisition of Standard Life.

Manulife Financial Corporation - Second Quarter 2015

F	ACCOUNTING MATTERS AND CONTROLS

F1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2014. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 70 to 77 of our 2014 Annual Report.

F2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
(C$ millions)	June 30, 2015		December 31,2014
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$300	$(300)
100 basis point change in future annual returns for ALDA(2)	2,700	(3,200)	2,500	(3,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million increase (December 31, 2014 – $100 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million decrease (December 31, 2014 – $100 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)	ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual public equity returns from December 31, 2014 to June 30, 2015 is primarily due to the acquisition of Standard Life which closed January 30, 2015. The increase in sensitivity to a change in future annual ALDA returns from December 31, 2014 to June 30, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period and the acquisition of Standard Life, partially offset by the impact of the increase in risk free rates in some jurisdictions during the period, increasing the rate at which funds can be reinvested.

F3	Accounting and reporting changes

OSFI recently issued the 2016 MCCSR guidelines for public comment. The guidelines include the requirement to disclose the MCCSR ratio for MFC and other federally regulated holding companies.

Manulife Financial Corporation - Second Quarter 2015

F4	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2015	2015	2014	2014	2014	2014	2013	2013
Revenue
Premium income
Life and health insurance	$4,708	$4,589	$4,305	$4,072	$3,786	$3,696	$3,956	$3,879
Annuities and pensions	869	814	528	556	430	440	575	478
Net premium income	$5,577	$5,403	$4,833	$4,628	$4,216	$4,136	$4,531	$4,357
Investment income	3,216	2,642	2,664	2,602	2,809	2,669	2,622	2,468
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	(10,161)	5,343	6,182	1,561	4,093	5,256	(2,788)	(2,513)
Other revenue	2,491	2,426	2,301	2,207	2,108	2,123	2,633	1,958
Total revenue	$1,123	$15,814	$15,980	$10,998	$13,226	$14,184	$6,998	$6,270
Income (loss) before income taxes	$650	$844	$724	$1,392	$1,211	$937	$1,854	$1,118
Income tax (expense) recovery	28	(116)	(17)	(287)	(234)	(133)	(497)	(172)
Net income	$678	$728	$707	$1,105	$977	$804	$1,357	$946
Net income attributed to shareholders	$600	$723	$640	$1,100	$943	$818	$1,297	$1,034
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$902	$797	$713	$755	$701	$719	$685	$704
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience outside of core earnings	77	(77)	(403)	320	217	225	215	491
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	(309)	13	377	70	55	(90)	(81)	94
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	12	-	24	-	-	261	-
Change in actuarial methods and assumptions	(47)	(22)	(59)	(69)	(30)	(40)	(133)	(252)
Net impact of acquisitions and divestitures	(54)	(30)	12	-	-	-	350	-
Tax items and restructuring charge related to organizational design	31	30	-	-	-	4	-	(3)
Net income attributed to shareholders	$600	$723	$640	$1,100	$943	$818	$1,297	$1,034
Basic earnings per common share	$0.29	$0.36	$0.33	$0.58	$0.49	$0.42	$0.69	$0.54
Diluted earnings per common share	$0.29	$0.36	$0.33	$0.57	$0.49	$0.42	$0.68	$0.54
Segregated funds deposits	$7,790	$8,354	$6,240	$5,509	$5,587	$6,776	$5,756	$5,321
Total assets (in billions)	$660	$690	$579	$555	$536	$539	$514	$498
Weighted average common shares (in millions)	1,971	1,936	1,864	1,859	1,854	1,849	1,844	1,839
Diluted weighted average common shares (in millions)	1,992	1,959	1,887	1,883	1,878	1,874	1,869	1,864
Dividends per common share	$0.17	$0.155	$0.155	$0.155	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 - Statement of Financial Position	1.2473	1.2682	1.1601	1.1208	1.0676	1.1053	1.0636	1.0285
CDN$ to US$1 - Statement of Income	1.2297	1.2399	1.1356	1.0890	1.0905	1.1031	1.0494	1.0386

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
For explanations of other items, see “Q2 earnings analysis” table in section B “Financial Highlights” and for an operating segment split of these items see the 8 quarter trend tables in section G3 “Performance and Non-GAAP Measures” which reconcile net income attributed to shareholders to core earnings.

F5	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2015, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

F6	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation - Second Quarter 2015

G	Other

G1	Quarterly dividend

On August 5, 2015, our Board of Directors approved a quarterly shareholders’ dividend of $0.17 per share on the common shares of MFC, payable on and after September 21, 2015 to shareholders of record at the close of business on August 18, 2015.

The Board of Directors also approved that, in respect of MFC’s September 21, 2015 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2015 to shareholders of record at the close of business on August 18, 2015.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 17 - $0.24375 per share
Class 1 Shares Series 7 – $0.2875 per share	Class 1 Shares Series 19 - $0.2375 per share
Class 1 Shares Series 9 – $0.275 per share

G2	Outstanding shares – selected information

Common Shares

As at July 31, 2015 MFC had 1,971 million common shares outstanding.

G3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization (“Core EBITDA”); Constant Currency Basis; Mutual Funds Assets under Management; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Assets under Administration; Capital; Embedded Value; New Business Value; Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.
Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.  This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation - Second Quarter 2015

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income redeployment, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation - Second Quarter 2015

The following table summarizes for the past eight quarters core earnings and net income attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Core earnings (loss)
Asia Division	$300		$296		$260		$273		$231		$244		$227		$242
Canadian Division	304		262		224		243		232		228		233		268
U.S. Division	402		392		338		342		329		374		366		361
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)		(109)		(112)		(107)		(92)		(135)		(138)		(135)
Expected cost of macro hedges	(46)		(44)		(47)		(46)		(49)		(42)		(53)		(84)
Investment-related experience included in core earnings	51		-		50		50		50		50		50		52
Total core earnings	$902		$797		$713		$755		$701		$719		$685		$704
Investment-related experience outside of core earnings	77		(77)		(403)		320		217		225		215		491
Core earnings plus investment-related experience outside of core earnings	$979		$720		$310		$1,075		$918		$944		$900		$1,195
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(309)		13		377		70		55		(90)		(81)		94
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-		12		-		24		-		-		261		-
Change in actuarial methods and assumptions	(47)		(22)		(59)		(69)		(30)		(40)		(133)		(252)
Net impact of acquisitions and divestitures	(54)		(30)		12		-		-		-		350		-
Tax items and restructuring charge related to organizational design	31		30		-		-		-		4		-		(3)
Net income attributed to shareholders	$600		$723		$640		$1,100		$943		$818		$1,297		$1,034

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$28		$15		$(142)		$(35)		$66		$(71)		$105		$306
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(362)		13		533		165		22		9		(105)		(77)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	25		(15)		(14)		(15)		(8)		(3)		(55)		(72)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		-		(45)		(25)		(25)		(26)		(63)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(309)		$13		$377		$70		$55		$(90)		$(81)		$94

Manulife Financial Corporation - Second Quarter 2015

Asia Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Asia Division core earnings	$300		$296		$260		$273		$231		$244		$227		$242
Investment-related experience outside of core earnings	7		-		(2)		27		18		19		(5)		(4)
Core earnings plus investment-related experience outside of core earnings	$307		$296		$258		$300		$249		$263		$222		$238
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	15		(17)		78		32		88		(25)		85		242
Recapture of reinsurance treaty and tax items	(2)		20		-		-		-		4		68		-
Disposition of Taiwan insurance business	-		-		-		-		-		-		350		-
Net income attributed to shareholders	$320		$299		$336		$332		$337		$242		$725		$480

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Canadian Division core earnings	$304		$262		$224		$243		$232		$228		$233		$268
Investment-related experience outside of core earnings	14		(81)		(199)		19		46		135		106		135
Core earnings plus investment-related experience outside of core earnings	$318		$181		$25		$262		$278		$363		$339		$403
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(114)		(65)		48		-		(11)		14		34		14
Recapture of reinsurance treaty and tax items	1		12		-		24		-		-		-		(3)
Net impact of acquisitions and divestitures	(14)		(9)		-		-		-		-		-		-
Net income (loss) attributed to shareholders	$191		$119		$73		$286		$267		$377		$373		$414

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
U.S. Division core earnings	$402		$392		$338		$342		$329		$374		$366		$361
Investment-related experience outside of core earnings	64		(9)		(154)		319		206		111		161		404
Core earnings plus investment-related experience outside of core earnings	$466		$383		$184		$661		$535		$485		$527		$765
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(251)		99		322		18		24		(82)		105		163
Net impact of acquisitions	(32)		-		-		-		-		-		-		-
Impact of in-force product changes and recapture of reinsurance treaties	-		-		-		-		-		-		193		-
Net income attributed to shareholders	$183		$482		$506		$679		$559		$403		$825		$928

Manulife Financial Corporation - Second Quarter 2015

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
	2015		2015		2014		2014		2014		2014		2013		2013
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(109)		$(109)		$(112)		$(107)		$(92)		$(135)		$(138)		$(135)
Expected cost of macro hedges	(46)		(44)		(47)		(46)		(49)		(42)		(53)		(84)
Investment-related experience included in core earnings	51		-		50		50		50		50		50		52
Total core loss	$(104)		$(153)		$(109)		$(103)		$(91)		$(127)		$(141)		$(167)
Investment-related experience outside of core earnings	(8)		13		(48)		(45)		(53)		(40)		(47)		(44)
Core loss plus investment-related experience outside of core earnings	$(112)		$(140)		$(157)		$(148)		$(144)		$(167)		$(188)		$(211)
Other items to reconcile core loss to net loss attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	41		(4)		(71)		20		(46)		3		(305)		(325)
Changes in actuarial methods and assumptions	(47)		(22)		(59)		(69)		(30)		(40)		(133)		(252)
Goodwill impairment charge and other	-		-		-		-		-		-		-		-
Net impact of acquisitions and divestitures	(8)		(21)		12		-		-		-		-		-
Tax items and restructuring charge related to organizational design	32		10		-		-		-		-		-		-
Net loss attributed to shareholders	$(94)		$(177)		$(275)		$(197)		$(220)		$(204)		$(626)		$(788)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q15.

Mutual Funds assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
(C$ millions)	2Q 2015	1Q 2015	2Q 2014
Net premium income and investment contract deposits	$5,670	$5,477	$4,225
Deposits from policyholders	7,280	7,621	5,212
Mutual fund deposits	17,787	13,188	10,899
Institutional advisory account deposits	10,987	3,024	2,743
ASO premium equivalents	851	837	775
Group Benefits ceded premiums	1,031	1,202	991
Other fund deposits	117	137	105
Total premiums and deposits	$43,723	$31,486	$24,950
Currency impact	-	(201)	2,266
Constant currency premiums and deposits	$43,723	$31,285	$27,216

Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company.  It is comprised of the non-gaap measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Manulife Financial Corporation - Second Quarter 2015

Assets under management and administration
As at
(C$ millions)	June 30, 2015	March 31, 2015	June 30, 2014
Total invested assets	$295,393	$308,680	$244,129
Segregated funds net assets	303,589	312,302	247,186
Assets under management per financial statements	$598,982	$620,982	$491,315
Mutual funds	144,663	139,750	105,147
Institutional advisory accounts (excluding segregated funds)	61,855	52,712	35,210
Other funds	8,303	7,901	5,588
Total assets under management	$813,803	$821,345	$637,260
Other assets under administration	68,924	-	-
Currency impact	-	(9,630)	69,209
Constant currency assets under management and administration	$882,727	$811,715	$706,469

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
(C$ millions)	June 30, 2015	March 31, 2015	June 30, 2014
Total equity	$38,677	$39,435	$30,780
Add AOCI loss on cash flow hedges	205	280	136
Add liabilities for preferred shares and capital instruments	6,639	6,647	4,884
Total capital	$45,521	$46,362	$35,800

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured.  Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management	Quarterly Results
	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q
(C$ millions, unaudited)	2015		2015		2014		2014		2014		2014		2013		2013
Core EBITDA	$290		$288		$255		$257		$245		$223		$195		$191
Amortization of deferred acquisition costs and other depreciation	66		69		63		59		58		57		54		53
Amortization of deferred sales commissions	26		29		22		21		23		24		21		21
Core earnings before income taxes	$198		$190		$170		$177		$164		$142		$120		$117
Income tax (expense) recovery	(43)		(42)		(41)		(48)		(35)		(27)		(23)		(14)
Core earnings	$155		$148		$129		$129		$129		$115		$97		$103

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt, and pension liabilities, and local statutory balance sheet, 8 reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the inforce business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without material insurance risks, such as Manulife’s WAM businesses and Manulife Bank. EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.

Manulife Financial Corporation - Second Quarter 2015

Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Other Wealth sales include all new deposits into variable and fixed annuity contracts and single premium products in Asia.  As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales.

Bank new lending volumes include bank loans and mortgages authorized in the period.

Gross flows is a new business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows are a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

G4	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives18 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

G5	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to estimated net pre-tax savings from our E&E initiative, the impact on TRS gross flows of several committed cases closing in 2015, the exclusive life insurance partnership with Vitality in the U.S., the regional distribution agreement with DBS in Asia and the anticipated impact on net income attributed to shareholders relating to the annual review of actuarial methods and assumptions.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc and bancassurance partnership with DBS Bank Ltd; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

18 See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation - Second Quarter 2015

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation - Second Quarter 2015

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2015	December 31, 2014
Assets
Cash and short-term securities	$15,647	$21,079
Debt securities	148,606	134,446
Public equities	17,315	14,543
Mortgages	45,063	39,458
Private placements	26,652	23,284
Policy loans	8,641	7,876
Loans to bank clients	1,750	1,772
Real estate	13,193	10,101
Other invested assets	18,526	16,751
Total invested assets (note 3)	$295,393	$269,310
Other assets
Accrued investment income	$2,182	$2,003
Outstanding premiums	812	737
Derivatives (note 4)	17,581	19,315
Reinsurance assets	20,218	18,525
Deferred tax assets	3,576	3,329
Goodwill and intangible assets (note 2)	8,460	5,461
Miscellaneous	7,690	4,194
Total other assets	$60,519	$53,564
Segregated funds net assets (note 13)	$303,589	$256,532
Total assets	$659,501	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$256,192	$229,513
Investment contract liabilities (note 5)	6,631	2,644
Deposits from bank clients	18,037	18,384
Derivatives (note 4)	11,185	11,283
Deferred tax liabilities	1,277	1,228
Other liabilities	13,842	14,365
	$307,164	$277,417
Long-term debt (note 7)	3,432	3,885
Liabilities for preferred shares and capital instruments (note 8)	6,639	5,426
Liabilities for subscription receipts (note 2)	-	2,220
Segregated funds net liabilities (note 13)	303,589	256,532
Total liabilities	$620,824	$545,480
Equity
Preferred shares (note 9)	$2,693	$2,693
Common shares (note 9)	22,785	20,556
Contributed surplus	275	267
Shareholders' retained earnings	8,259	7,624
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(543)	(529)
Available-for-sale securities	611	794
Cash flow hedges	(205)	(211)
Translation of foreign operations and real estate revaluation surplus	4,077	2,112
Total shareholders' equity	$37,952	$33,306
Participating policyholders' equity	188	156
Non-controlling interests	537	464
Total equity	$38,677	$33,926
Total liabilities and equity	$659,501	$579,406
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation - Second Quarter 2015

Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2015	2014	2015	2014
Revenue
Premium income
Gross premiums	$7,449	$6,013	$14,838	$11,937
Premiums ceded to reinsurers	(1,872)	(1,797)	(3,858)	(3,585)
Net premiums	$5,577	$4,216	$10,980	$8,352
Investment income (note 3)
Investment income	$3,216	$2,809	$5,858	$5,478
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(10,161)	4,093	(4,818)	9,349
Net investment income (loss)	$(6,945)	$6,902	$1,040	$14,827
Other revenue	$2,491	$2,108	$4,917	$4,231
Total revenue	$1,123	$13,226	$16,937	$27,410
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	$5,746	$4,751	$11,795	$9,861
Change in insurance contract liabilities	(7,795)	6,351	(352)	13,178
Change in investment contract liabilities	75	51	121	40
Benefits and expenses ceded to reinsurers	(1,830)	(1,647)	(3,432)	(3,311)
Change in reinsurance assets	737	(256)	398	(125)
Net benefits and claims	$(3,067)	$9,250	$8,530	$19,643
General expenses	1,566	1,097	2,950	2,244
Investment expenses	379	350	760	671
Commissions	1,259	1,007	2,461	2,027
Interest expense	251	244	567	538
Premium taxes	85	67	175	139
Total contract benefits and expenses	$473	$12,015	$15,443	$25,262
Income before income taxes	$650	$1,211	$1,494	$2,148
Income tax (expense) recovery	28	(234)	(88)	(367)
Net income	$678	$977	$1,406	$1,781
Net income (loss) attributed to:
Non-controlling interests	$29	$43	$52	$55
Participating policyholders	49	(9)	31	(35)
Shareholders	600	943	1,323	1,761
	$678	$977	$1,406	$1,781
Net income attributed to shareholders	$600	$943	$1,323	$1,761
Preferred share dividends	(29)	(36)	(58)	(70)
Common shareholders' net income	$571	$907	$1,265	$1,691
Earnings per share:
Basic earnings per common share (note 9)	$0.29	$0.49	$0.65	$0.91
Diluted earnings per common share (note 9)	0.29	0.49	0.64	0.91
Dividends per common share	0.17	0.13	0.325	0.26
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2015

Consolidated Statements of Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2015	2014	2015	2014
Net income	$678	$977	$1,406	$1,781
Other comprehensive income ("OCI") (loss), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$5	$6	$(14)	$(1)
Real estate revaluation reserve	-	-	2	1
Total items that will not be reclassified to net income	$5	$6	$(12)	$-
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$(637)	$(1,005)	$2,031	$152
Net investment hedges	20	103	(67)	68
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(484)	170	(71)	388
Reclassification of net realized gains and impairments to net income	(79)	(37)	(109)	(104)
Cash flow hedges:
Unrealized gains (losses) arising during the period	73	-	1	(57)
Reclassification of realized losses to net income	2	3	5	5
Share of other comprehensive income (loss) of associates	(2)	1	(2)	4
Total items that may be subsequently reclassified to net income	$(1,107)	$(765)	$1,788	$456
Other comprehensive income (loss), net of tax	$(1,102)	$(759)	$1,776	$456
Total comprehensive income (loss), net of tax	$(424)	$218	$3,182	$2,237
Total comprehensive income (loss) attributed to:
Non-controlling interests	$28	$43	$53	$55
Participating policyholders	49	(9)	32	(34)
Shareholders	(501)	184	3,097	2,216

Income Taxes included in Other Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2015	2014	2015	2014
Income tax expense (recovery) on
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$1	$4	$(10)	$-
Real estate revaluation reserve	-	-	1	1
Total income tax expense (recovery) on items that will not be reclassified to net income	$1	$4	$(9)	$1
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$-	$2	$4
Unrealized foreign exchange gains/losses on net investment hedges	7	38	(24)	25
Unrealized gains/losses on available-for-sale financial securities	(170)	59	(50)	109
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(11)	(24)	(18)	(47)
Unrealized gains/losses on cash flow hedges	38	(2)	-	(29)
Reclassification of realized gains/losses to net income on cash flow hedges	2	1	3	2
Share of other comprehensive income (loss) of associates	(1)	-	(1)	2
Total income tax expense (recovery) on items that may be subsequently reclassified to net income	$(136)	$72	$(88)	$66
Total income tax expense (recovery)	$(135)	$76	$(97)	$67
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2015

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2015	2014
Preferred shares
Balance, beginning of period	$2,693	$2,693
Issued during the period (note 9)	-	200
Redeemed during the period (note 9)	-	(442)
Issuance costs, net of tax	-	(5)
Balance, end of period	$2,693	$2,446
Common shares
Balance, beginning of period	$20,556	$20,234
Issued on exercise of stock options	23	26
Issued under dividend reinvestment and share purchase plans	-	172
Issued in exchange of subscription receipts (note 2)	2,206	-
Balance, end of period	$22,785	$20,432
Contributed surplus
Balance, beginning of period	$267	$256
Exercise of stock options and deferred share units	(4)	-
Stock option expense	12	9
Balance, end of period	$275	$265
Shareholders' retained earnings
Balance, beginning of period	$7,624	$5,294
Net income attributed to shareholders	1,323	1,761
Preferred share dividends	(58)	(70)
Par redemption value in excess of carrying value for preferred shares redeemed	-	(8)
Common share dividends	(630)	(450)
Balance, end of period	$8,259	$6,527
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	$2,166	$46
Change in actuarial gains (losses) on pension and other post-employment plans	(14)	(1)
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,964	220
Change in unrealized gains (losses) on available-for-sale financial securities	(181)	284
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	6	(52)
Change in real estate revaluation reserve	1	-
Share of other comprehensive income (loss) of associates	(2)	4
Balance, end of period	$3,940	$501
Total shareholders' equity, end of period	$37,952	$30,171
Participating policyholders' equity
Balance, beginning of period	$156	$134
Net income (loss) attributed to participating policyholders	31	(35)
Other comprehensive income attributed to policyholders	1	1
Balance, end of period	$188	$100
Non-controlling interests
Balance, beginning of period	$464	$376
Net income attributed to non-controlling interests	52	55
Other comprehensive income attributed to non-controlling interests	1	-
Contributions, net	20	78
Balance, end of period	$537	$509
Total equity, end of period	$38,677	$30,780
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2015

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2015	2014
Operating activities
Net income	$1,406	$1,781
Adjustments:
Increase (decrease) in insurance contract liabilities	(352)	13,178
Increase (decrease) in investment contract liabilities	121	40
(Increase) decrease in reinsurance assets	398	(125)
Amortization of (premium) discount on invested assets	36	9
Other amortization	304	222
Net realized and unrealized gains and impairment on assets	4,807	(9,907)
Deferred income tax expense (recovery)	(215)	259
Stock option expense	12	9
Adjusted net income	$6,517	$5,466
Changes in policy related and operating receivables and payables	(1,028)	(1,295)
Cash provided by operating activities	$5,489	$4,171
Investing activities
Purchases and mortgage advances	$(37,999)	$(31,225)
Disposals and repayments	31,936	28,624
Change in investment broker net receivables and payables	(956)	416
Net cash decrease from purchase of subsidiaries and business(note 2)	(3,808)	(199)
Cash used in investing activities	$(10,827)	$(2,384)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(300)	$(50)
Repayment of long-term debt (note 7)	(550)	(1,000)
Issue of capital instruments, net (note 8)	1,094	497
Redemption of capital instruments (note 8)	(350)	-
Funds repaid, net	(4)	(2)
Secured borrowing from securitization transactions	100	-
Changes in deposits from bank clients, net	(381)	(184)
Shareholders' dividends paid in cash	(699)	(382)
Contribution to non-controlling interests, net	20	5
Common shares issued, net	23	26
Preferred shares issued, net (note 9)	-	195
Preferred shares redeemed, net (note 9)	-	(450)
Cash used by financing activities	$(1,047)	$(1,345)
Cash and short-term securities
Increase (decrease) during the period	$(6,385)	$442
Effect of foreign exchange rate changes on cash and short-term securities	920	71
Balance, beginning of period	20,437	12,886
Balance, end of period	$14,972	$13,399
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$21,079	$13,630
Net payments in transit, included in other liabilities	(642)	(744)
Net cash and short-term securities, beginning of period	$20,437	$12,886
End of period
Gross cash and short-term securities	$15,647	$14,042
Net payments in transit, included in other liabilities	(675)	(643)
Net cash and short-term securities, end of period	$14,972	$13,399
Supplemental disclosures on cash flow information
Interest received	$4,856	$4,409
Interest paid	542	522
Income taxes paid	471	708
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Second Quarter 2015

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014, the accompanying notes included on pages 95 to 164 of the Company’s 2014 Annual Report, as well as the disclosures on risk in the shaded area of sections E2 to E5 of the second quarter 2015 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements of MFC as at and for the six months ended June 30, 2015 were authorized for issue by the Board of Directors on August 7, 2015.

Note 2	Acquisitions

(a)	Canadian-based operations of Standard Life plc

On January 30, 2015, the Company completed its purchase of 100 per cent of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc (“Standard Life”), for cash consideration of $4 billion.  On the same day, the Company's outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion.  The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company.

The acquisition contributes to the Company’s growth strategy, particularly in wealth and asset management.

Fair values of the acquired identifiable net assets as at January 31, 2015 have been determined provisionally and are subject to adjustment pending completion of a comprehensive evaluation of the net assets acquired later in 2015. As a result, the excess of the purchase price over the fair value of net assets acquired representing goodwill may be adjusted retrospectively to the acquisition date in future 2015 quarterly reporting periods. Statement of Financial Position items that are incomplete include the valuation of certain real estate, insurance and investment contract liabilities, contingent liabilities, if any, identifiable intangible assets and related income taxes.

The following table summarizes the initial amounts assigned to the assets acquired, liabilities assumed and resulting goodwill as at the acquisition date.  The assigned value of the net tangible assets acquired was $2.2 billion. The initial value of intangible assets acquired after related taxes was $0.6 billion and the estimated goodwill amount was $1.2 billion.

Manulife Financial Corporation - Second Quarter 2015

Fair value recognized on acquisition
Assets acquired
Cash and short-term securities	$571
Invested assets	19,366
Reinsurance assets	788
Intangible assets	895
Other assets	829
Segregated funds net assets	31,838
Total identifiable assets	$54,287
Liabilities
Insurance contract liabilities	$13,723
Investment contract liabilities	4,449
Other liabilities	1,026
Subordinated debentures	425
Segregated funds net liabilities	31,838
Total identifiable liabilities	$51,461
Net identifiable assets acquired	$2,826
Purchase consideration	$4,000
Excess consideration paid over identifiable net assets acquired allocated to goodwill	$1,174

Net income for the six months ended June 30, 2015 includes: $39 related to the operations of Standard Life, partially offset by a charge of $20 related to integration and business combination activities.

(b)	Retirement plan services business of New York Life

The Company has now completed the acquisition of New York Life’s (“NYL”) Retirement Plan Services (“RPS”) business, which closed on April 14, 2015.  The consideration for the purchase of the RPS business included the assumption by NYL of the Company’s in-force participating life insurance closed block (“Closed Block”) through net 60% reinsurance agreements, effective July 1, 2015, as from an IFRS accounting perspective this is considered one transaction.

The acquisition of the NYL RPS business contributes to John Hancock’s expansion into the mid-case and large-case retirement plan markets, adds US$56.6 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses.

Fair values of the acquired identifiable net assets and the total purchase consideration as at April 14, 2015 have been determined provisionally and are subject to adjustment pending completion of a comprehensive evaluation.  As a result, the excess of the purchase price over the fair value of net assets acquired representing goodwill and intangible assets may be adjusted retrospectively to the acquisition date in future 2015 quarterly reporting periods.  Items that are incomplete include the valuation of identifiable intangible assets, contingent liabilities if any, and the additional consideration related to the reinsurance of the Closed Block.

The following table summarizes the purchase consideration, and resulting goodwill and intangible assets as at the acquisition date.

Fair value recognized on acquisition
Purchase consideration	$398
Additional consideration related to reinsuring the Closed Block, net of tax	374
Total purchase consideration	$772
Excess consideration paid over identifiable net assets acquired allocated to goodwill and intangible asset	$772

For the six months ended June 30, 2015, the acquisition of the NYL RPS business contributed a charge to net income of $36 of which $34 relates to integration costs.

As of the effective date of the Closed Block reinsurance agreements, invested assets will decrease by approximately $13,700, reinsurance assets will increase by approximately $7,200 and funds withheld receivable will increase by approximately $5,900.

Manulife Financial Corporation - Second Quarter 2015

Note 3 Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at June 30, 2015	FVTPL(1)	AFS(2)	Other	Total carrying value	Total fair value
Cash and short-term securities(3)	$1,169	$11,414	$3,064	$15,647	$15,647
Debt securities(4)
Canadian government and agency	17,101	4,258	-	21,359	21,359
U.S. government and agency	13,795	10,607	-	24,402	24,402
Other government and agency	15,422	1,730	-	17,152	17,152
Corporate	77,425	4,542	-	81,967	81,967
Mortgage/asset-backed securities	3,382	344	-	3,726	3,726
Public equities	14,869	2,446	-	17,315	17,315
Mortgages	-	-	45,063	45,063	46,839
Private placements	-	-	26,652	26,652	28,155
Policy loans	-	-	8,641	8,641	8,641
Loans to bank clients	-	-	1,750	1,750	1,756
Real estate
Own use property	-	-	947	947	1,713
Investment property	-	-	12,246	12,246	12,246
Other invested assets
Other alternative long-duration assets(5)	7,787	66	6,807	14,660	14,690
Other	149	-	3,717	3,866	3,866
Total invested assets	$151,099	$35,407	$108,887	$295,393	$299,474

As at December 31, 2014
Cash and short-term securities(3)	$320	$14,505	$6,254	$21,079	$21,079
Debt securities(4)
Canadian government and agency	13,762	3,858	-	17,620	17,620
U.S. government and agency	15,225	9,611	-	24,836	24,836
Other government and agency	13,838	1,489	-	15,327	15,327
Corporate	68,828	4,437	-	73,265	73,265
Mortgage/asset-backed securities	3,047	351	-	3,398	3,398
Public equities	12,389	2,154	-	14,543	14,543
Mortgages	-	-	39,458	39,458	41,493
Private placements	-	-	23,284	23,284	25,418
Policy loans	-	-	7,876	7,876	7,876
Loans to bank clients	-	-	1,772	1,772	1,778
Real estate
Own use property	-	-	831	831	1,566
Investment property	-	-	9,270	9,270	9,270
Other invested assets
Other alternative long-duration assets(5)	6,942	73	6,144	13,159	13,194
Other	149	-	3,443	3,592	3,592
Total invested assets	$134,500	$36,478	$98,332	$269,310	$274,255

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,748 (December 31, 2014 – $6,502), cash equivalents with maturities of less than 90 days at acquisition amounting to $7,834 (December 31, 2014 – $8,322) and cash of $3,065 (December 31, 2014 - $6,254).

(4)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $878 and $75, respectively (December 31, 2014 – $1,218 and $109, respectively).

(5)
Other alternative long-duration assets include investments in private equity of $3,172, power and infrastructure of $4,529, oil and gas of $1,993, timber and agriculture sectors of $4,554 and various other invested assets of $412 (December 31, 2014 – $2,758,  $4,002,  $2,161, $3,949 and $289, respectively).

Manulife Financial Corporation - Second Quarter 2015

(b)	Investment income (loss)

	three months ended		six months ended
	June 30,		June 30,
For the	2015	2014	2015	2014
Interest income	$2,582	$2,230	$5,067	$4,447
Dividend, rental and other income	554	469	873	849
Net recoveries (impairments and provisions)	(26)	(7)	(196)	(1)
Other	106	117	114	183
	$3,216	$2,809	$5,858	$5,478
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	$(6,079)	$2,222	$(3,396)	$5,251
Public equities	(93)	437	358	584
Mortgages	12	27	39	31
Private placements	(66)	9	(102)	1
Real estate	156	72	585	131
Other investments	(16)	159	214	270
Derivatives, including macro equity hedging program	(4,075)	1,167	(2,516)	3,081
	$(10,161)	$4,093	$(4,818)	$9,349
Total investment income (loss)	$(6,945)	$6,902	$1,040	$14,827

(c)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), as well as through a HELOC securitization program. Benefits received from the securitization include interest spread between the asset and associated liability. Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings.

The carrying amount of securitized assets is as follows.

As at June 30, 2015	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$2,000	$10	$2,010	$1,999
CMB securitization	161	11	172	174
Total	$2,161	$21	$2,182	$2,173

As at December 31, 2014
HELOC securitization(1)	$2,000	$10	$2,010	$1,999
CMB securitization	72	2	74	74
Total	$2,072	$12	$2,084	$2,073

(1)
Manulife Bank of Canada (the “Bank”), a MFC subsidiary, securitizes a portion of its HELOC receivables through Platinum Trust, which funds the purchase of the co-ownership interests from the Bank by issuing term notes collateralized by the underlying pool of CMHC issued HELOCs to institutional investors.  The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)
The secured borrowing liabilities primarily comprise of Series 2010 -1 and Series 2011-1 notes with floating rates and are expected to mature on December 15, 2015 and December 15, 2021, respectively, as well as participation in the Canada Mortgage Bonds (CMB) program, which matures on June 15, 2020.

As at June 30, 2015, fair value of the securitized assets and associated liabilities were $2,182 and $2,176, respectively (December 31, 2014 – $2,084 and $2,079, respectively).

Manulife Financial Corporation - Second Quarter 2015

(d)	Fair value measurement

The following tables present the fair values of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by hierarchy.

As at June 30, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,169	$-	$1,169	$-
AFS	11,414	-	11,414	-
Other	3,064	3,064	-	-
Debt securities(1)
FVTPL
Canadian government and agency	17,101	-	16,386	715
U.S. government and agency	13,795	-	12,994	801
Other government and agency	15,422	-	15,030	392
Corporate	77,425	-	74,071	3,354
Residential mortgage/asset-backed securities	151	-	17	134
Commercial mortgage/asset-backed securities	932	-	373	559
Other securitized assets	2,299	-	2,231	68
AFS
Canadian government and agency	4,258	-	3,207	1,051
U.S. government and agency	10,607	-	10,595	12
Other government and agency	1,730	-	1,682	48
Corporate	4,542	-	4,288	254
Residential mortgage/asset-backed securities	88	-	61	27
Commercial mortgage/asset-backed securities	94	-	8	86
Other securitized assets	162	-	144	18
Equities
FVTPL	14,869	14,862	7	-
AFS	2,446	2,445	1	-
Real estate - investment property(2)	12,246	-	-	12,246
Other invested assets(3)	11,873	-	-	11,873
Segregated funds net assets(4)	303,589	271,593	27,325	4,671
Total	$509,276	$291,964	$181,003	$36,309

Manulife Financial Corporation - Second Quarter 2015

As at December 31, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$320	$-	$320	$-
AFS	14,505	-	14,505	-
Other	6,254	6,254	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,762	-	12,756	1,006
U.S. government and agency	15,225	-	14,417	808
Other government and agency	13,838	-	13,401	437
Corporate	68,828	-	65,678	3,150
Residential mortgage/asset-backed securities	146	-	13	133
Commercial mortgage/asset-backed securities	835	-	258	577
Other securitized assets	2,066	-	2,005	61
AFS
Canadian government and agency	3,858	-	2,974	884
U.S. government and agency	9,611	-	9,599	12
Other government and agency	1,489	-	1,435	54
Corporate	4,437	-	4,203	234
Residential mortgage/asset-backed securities	103	-	75	28
Commercial mortgage/asset-backed securities	98	-	15	83
Other securitized assets	150	-	137	13
Equities
FVTPL	12,389	12,381	6	2
AFS	2,154	2,154	-	-
Real estate - investment property(2)	9,270	-	-	9,270
Other invested assets(3)	10,759	-	-	10,759
Segregated funds net assets(4)	256,532	234,120	19,821	2,591
Total	$446,629	$254,909	$161,618	$30,102

(1)
The assets included in Level 3 consist primarily of debt securities with maturities greater than 30 years for which the Treasury yield curve is extrapolated and not observable, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)
For investment property, the significant unobservable inputs are capitalization rates (ranging from 4.0% to 9.50% during the period and ranging from 4.0% to 10.25% for the year ended December 31, 2014) and terminal capitalization rates (ranging from 4.5% to 9.75% during the period and ranging from 4.9% to 9.25% during the year ended December 31, 2014). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 10.0% to 16.0% (for the year ended December 31, 2014 – ranged from 10.0% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 7.5% (for the year ended December 31, 2014 – ranged from 5.25% to 8.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and exports yards.

(4)	Segregated funds net assets are recorded at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties as described above.

Manulife Financial Corporation - Second Quarter 2015

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose the summarized fair value information categorized by hierarchy, together with the related carrying values.

As at June 30, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$45,063	$46,839	$-	$-	$46,839
Private placements	26,652	28,155	-	21,875	6,280
Policy loans	8,641	8,641	-	8,641	-
Loans to bank clients	1,750	1,756	-	1,756	-
Real estate - own use property	947	1,713	-	-	1,713
Other invested assets(1)	6,653	6,683	-	-	6,683
Total invested assets disclosed at fair value	$89,706	$93,787	$-	$32,272	$61,515

As at December 31, 2014
Mortgages	$39,458	$41,493	$-	$-	$41,493
Private placements	23,284	25,418	-	20,813	4,605
Policy loans	7,876	7,876	-	7,876	-
Loans to bank clients	1,772	1,778	-	1,778	-
Real estate - own use property	831	1,566	-	-	1,566
Other invested assets(1)	5,992	6,027	-	-	6,027
Total invested assets disclosed at fair value	$79,213	$84,158	$-	$30,467	$53,691

(1)
Other invested assets disclosed at fair value include $3,163 (December 31, 2014 - $2,925) of leveraged leases which are carried at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and six months ended June 30, 2015 and 2014, the Company had no transfers from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had no transfers from Level 2 to Level 1 during the three and six months ended June 30, 2015 and 2014.

For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 – $19 and $26, respectively). The Company had no transfers from Level 2 to Level 1 for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 – $1 and $4, respectively).

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation - Second Quarter 2015

The following tables present a roll forward of invested assets and segregated fund net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2015 and 2014.

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at April 1, 2015	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement(4)	Balance as at June 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$912	$(67)	$-	$257	$-	$(178)	$-	$-	$(207)	$(2)	$715	$(64)
U.S. government & agency	905	(83)	-	-	-	-	-	-	-	(21)	801	(83)
Other government & agency	424	2	-	10	-	(32)	-	-	-	(12)	392	2
Corporate	3,405	(230)	-	268	-	(1)	(17)	-	(12)	(59)	3,354	(219)
Residential mortgage/asset-backed securities	142	1	-	-	-	-	(8)	-	-	(1)	134	-
Commercial mortgage/asset-backed securities	565	(4)	-	41	-	-	(34)	-	-	(9)	559	(3)
Other securitized assets	66	(1)	-	-	-	-	(2)	6	-	(1)	68	(1)
	$6,419	$(382)	$-	$576	$-	$(211)	$(61)	$6	$(219)	$(105)	$6,023	$(368)
AFS
Canadian government & agency	$1,317	$(15)	$(69)	$80	$-	$(238)	$-	$-	$(22)	$(2)	$1,051	$-
U.S. government & agency	14	-	(1)	-	-	-	-	-	-	(1)	12	-
Other government & agency	50	-	-	3	-	(4)	-	-	-	(1)	48	-
Corporate	254	(2)	(6)	20	-	(4)	(2)	-	-	(6)	254	-
Residential mortgage/asset-backed securities	29	-	-	-	-	-	(3)	-	-	1	27	-
Commercial mortgage/asset-backed securities	90	-	(1)	-	-	-	(2)	-	-	(1)	86	-
Other securitized assets	14	-	-	-	-	-	(2)	5	-	1	18	-
	$1,768	$(17)	$(77)	$103	$-	$(246)	$(9)	$5	$(22)	$(9)	$1,496	$-
Equities
AFS	$2	$-	$-	$-	$-	$(2)	$-	$-	$-	$-	$-	$-
	$2	$-	$-	$-	$-	$(2)	$-	$-	$-	$-	$-	$-
Real estate - investment property	$11,435	$151	$-	$773	$-	$-	$-	$-	$-	$(113)	$12,246	$151
Other invested assets	11,794	(7)	(3)	494	-	(45)	(190)	-	-	(170)	11,873	(5)
	$23,229	$144	$(3)	$1,267	$-	$(45)	$(190)	$-	$-	$(283)	$24,119	$146
Segregated funds net assets	$4,631	$12	$(4)	$34	$13	$(19)	$52	$-	$-	$(48)	$4,671	$2
Total	$36,049	$(243)	$(84)	$1,980	$13	$(523)	$(208)	$11	$(241)	$(445)	$36,309	$(220)

Manulife Financial Corporation - Second Quarter 2015

		Net realized / unrealized gains (losses) included in:					Transfers
	Balance as at April 1, 2014	Net income(1)	OCI(2)	Purchases	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement(4)	Balance as at June 30, 2014	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$847	$24	$-	$349	$(116)	$-	$-	$(197)	$-	$907	$27
U.S. government & agency	649	37	-	-	-	-	-	-	(21)	665	37
Other government & agency	354	19	-	40	(5)	(1)	-	-	(6)	401	19
Corporate	3,246	33	-	155	(21)	(23)	-	(322)	(57)	3,011	36
Residential mortgage/ asset-backed securities	147	2	-	-	-	(6)	-	-	(5)	138	2
Commercial mortgage/asset-backed securities	454	2	-	64	-	(6)	-	(1)	(14)	499	4
Other securitized assets	75	1	-	-	-	(11)	-	-	(3)	62	1
	$5,772	$118	$-	$608	$(142)	$(47)	$-	$(520)	$(106)	$5,683	$126
AFS
Canadian government & agency	$656	$16	$9	$488	$(324)	$-	$-	$-	$(1)	$844	$-
U.S. government & agency	5	-	1	-	-	-	-	-	-	6	-
Other government & agency	62	-	1	15	(8)	(1)	-	-	(3)	66	-
Corporate	219	-	2	9	(2)	(11)	-	(1)	(1)	215	-
Residential mortgage/ asset-backed securities	31	-	-	-	-	(1)	-	-	(1)	29	-
Commercial mortgage/ asset-backed securities	62	-	-	21	-	-	-	-	(3)	80	-
Other securitized assets	24	-	-	-	-	(5)	-	-	(1)	18	-
	$1,059	$16	$13	$533	$(334)	$(18)	$-	$(1)	$(10)	$1,258	$-
Real estate - investment property	$8,826	$69	$-	$44	$20	$-	$-	$-	$(202)	$8,757	$69
Other invested assets	9,634	270	(1)	334	(39)	(90)	-	-	(255)	9,853	263
	$18,460	$339	$(1)	$378	$(19)	$(90)	$-	$-	$(457)	$18,610	$332
Segregated funds net assets	$2,484	$48	$-	$37	$(55)	$-	$(1)	$(1)	$(83)	$2,429	$22
Total	$27,775	$521	$12	$1,556	$(550)	$(155)	$(1)	$(522)	$(656)	$27,980	$480

(1)	These amounts, except for the amount related to segregated funds net assets, are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(4)	Currency movement, except for the currency movement related to segregated funds net assets, is recognized in OCI for AFS equities, and in net income for other asset classes shown.

Manulife Financial Corporation - Second Quarter 2015

The following tables present a roll forward of invested assets and segregated fund net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2015 and 2014:

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2015	Net income(1)	OCI(2)	Purchases(3)	Issuances	Sales	Settlements	Into Level 3(4)	Out of Level 3(4)	Currency movement(5)	Balance as at June 30, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$4	$-	$354	$-	$(347)	$-	$-	$(304)	$2	$715	$(8)
U.S. government & agency	808	(64)	-	-	-	-	-	-	-	57	801	(63)
Other government & agency	437	7	-	16	-	(64)	(7)	-	(6)	9	392	7
Corporate	3,150	(142)	-	357	-	(9)	(25)	53	(139)	109	3,354	(120)
Residential mortgage/ asset-backed securities	133	3	-	-	-	-	(14)	-	-	12	134	3
Commercial mortgage/ asset-backed securities	577	3	-	41	-	-	(74)	-	(31)	43	559	4
Other securitized assets	61	-	-	-	-	-	(4)	6	-	5	68	-
	$6,172	$(189)	$-	$768	$-	$(420)	$(124)	$59	$(480)	$237	$6,023	$(177)
AFS
Canadian government & agency	$884	$(2)	$(14)	$445	$-	$(238)	$-	$-	$(22)	$(2)	$1,051	$-
U.S. government & agency	12	-	(1)	-	-	-	-	-	-	1	12	-
Other government & agency	54	-	1	4	-	(9)	(1)	-	(1)	-	48	-
Corporate	234	(1)	(3)	22	-	(11)	(6)	16	-	3	254	-
Residential mortgage/ asset-backed securities	28	1	-	-	-	-	(5)	-	-	3	27	-
Commercial mortgage/ asset-backed securities	83	-	2	-	-	-	(5)	-	-	6	86	-
Other securitized assets	13	-	-	-	-	-	(2)	5	-	2	18	-
	$1,308	$(2)	$(15)	$471	$-	$(258)	$(19)	$21	$(23)	$13	$1,496	$-
Equities
FVTPL	$2	$(1)	$-	$-	$-	$-	$-	$-	$-	$(1)	$-	$(1)
AFS	-	-	-	2	-	(2)	-	-	-	-	-	-
	$2	$(1)	$-	$2	$-	$(2)	$-	$-	$-	$(1)	$-	$(1)
Real estate - investment property	$9,270	$588	$-	$1,942	$-	$-	$-	$-	$-	$446	$12,246	$588
Other invested assets	10,759	75	-	1,028	-	(256)	(373)	-	-	640	11,873	(22)
	$20,029	$663	$-	$2,970	$-	$(256)	$(373)	$-	$-	$1,086	$24,119	$566
Segregated funds net assets	$2,591	$34	$(4)	$1,943	$13	$(149)	$52	$-	$-	$191	$4,671	$23
Total	$30,102	$505	$(19)	$6,154	$13	$(1,085)	$(464)	$80	$(503)	$1,526	$36,309	$411

Manulife Financial Corporation - Second Quarter 2015

		Net realized / unrealized gains (losses) included in:					Transfers
	Balance as at January 1, 2014	Net income(1)	OCI(2)	Purchases	Sales	Settlements	Into Level 3(4)	Out of Level 3(4)	Currency movement(5)	Balance as at June 30, 2014	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$824	$68	$-	$413	$(183)	$-	$-	$(215)	$-	$907	$68
U.S. government & agency	578	84	-	-	-	-	-	-	3	665	84
Other government & agency	320	57	-	51	(12)	(1)	-	(22)	8	401	57
Corporate	3,061	110	-	292	(60)	(48)	-	(370)	26	3,011	96
Residential mortgage/ asset-backed securities	147	3	-	-	-	(13)	-	-	1	138	2
Commercial mortgage/ asset-backed securities	353	9	-	149	-	(9)	-	(2)	(1)	499	11
Other securitized assets	77	3	-	-	-	(17)	-	(1)	-	62	3
	$5,360	$334	$-	$905	$(255)	$(88)	$-	$(610)	$37	$5,683	$321
AFS
Canadian government & agency	$538	$17	$37	$638	$(374)	$-	$-	$(11)	$(1)	$844	$-
U.S. government & agency	5	-	1	-	-	-	-	-	-	6	-
Other government & agency	60	-	2	16	(11)	(1)	-	(1)	1	66	-
Corporate	228	-	6	12	(2)	(16)	-	(16)	3	215	-
Residential mortgage/ asset-backed securities	31	1	-	-	-	(3)	-	-	-	29	-
Commercial mortgage/ asset-backed securities	58	(1)	3	21	-	-	-	(1)	-	80	-
Other securitized assets	31	-	1	-	-	(13)	-	(1)	-	18	-
	$951	$17	$50	$687	$(387)	$(33)	$-	$(30)	$3	$1,258	$-
Equities
FVTPL	$-	$(1)	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
	$-	$(1)	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
Real estate - investment property	$8,904	$128	$-	$225	$(531)	$-	$-	$-	$31	$8,757	$117
Other invested assets	8,508	343	1	1,330	(107)	(255)	-	-	33	9,853	318
	$17,412	$471	$1	$1,555	$(638)	$(255)	$-	$-	$64	$18,610	$435
Segregated funds net assets	$2,360	$25	$-	$64	$(84)	$-	$55	$(1)	$10	$2,429	$38
Total	$26,083	$846	$51	$3,211	$(1,364)	$(376)	$56	$(641)	$114	$27,980	$793

(1)	These amounts, except for the amount related to segregated funds net assets, are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases for segregated funds net assets include assets recognized upon initial consolidation of Standard Life. Refer to note 2.
(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.
(5)	Currency movement, except for the currency movement related to segregated funds net assets, is recognized in OCI for AFS equities, and in net income for other asset classes shown.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation - Second Quarter 2015

Note 4 Derivative and Hedging Instruments

(a)	Fair value of derivatives

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		June 30, 2015			December 31, 2014
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$4,002	$12	$753	$4,350	$12	$918
	Foreign currency swaps	86	-	8	80	-	15
Cash flow hedges	Foreign currency swaps	809	-	316	827	-	284
	Forward contracts	969	-	17	114	-	4
	Equity contracts	160	10	1	95	9	-
Total derivatives in qualifying hedge accounting relationships		$6,026	$22	$1,095	$5,466	$21	$1,221
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	$271,562	$16,371	$8,705	$234,690	$17,354	$9,134
	Interest rate futures	6,107	-	2	6,111	-	-
	Interest rate options	5,261	117	-	3,900	108	-
	Foreign currency swaps	7,842	176	1,150	6,786	141	887
	Currency rate futures	4,811	-	1	4,277	-	-
	Forward contracts	9,985	360	222	8,319	1,096	33
	Equity contracts	11,024	518	10	10,317	586	8
	Credit default swaps	615	12	-	477	9	-
	Equity futures	15,654	5	-	14,070	-	-
Total derivatives not designated in qualifying hedge accounting relationships		$332,861	$17,559	$10,090	$288,947	$19,294	$10,062
Total derivatives		$338,887	$17,581	$11,185	$294,413	$19,315	$11,283

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at June 30, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$331	$594	$561	$16,095	$17,581
Derivative liabilities	130	701	417	9,937	11,185

As at December 31, 2014
Derivative assets	$657	$895	$596	$17,167	$19,315
Derivative liabilities	99	302	413	10,469	11,283

Manulife Financial Corporation - Second Quarter 2015

The following tables present fair value of derivative contracts categorized by hierarchy.

As at June 30, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$16,852	$-	$16,467	$385
Foreign exchange contracts	184	-	184	-
Equity contracts	533	5	87	441
Credit default swaps	12	-	12	-
Total derivative assets	$17,581	$5	$16,750	$826
Derivative liabilities
Interest rate contracts	$9,677	$2	$9,150	$525
Foreign exchange contracts	1,497	1	1,491	5
Equity contracts	11	-	3	8
Total derivative liabilities	$11,185	$3	$10,644	$538

As at December 31, 2014
Derivative assets
Interest rate contracts	$18,564	$-	$17,553	$1,011
Foreign exchange contracts	147	-	144	3
Equity contracts	595	-	84	511
Credit default swaps	9	-	9	-
Total derivative assets	$19,315	$-	$17,790	$1,525
Derivative liabilities
Interest rate contracts	$10,057	$-	$9,652	$405
Foreign exchange contracts	1,218	-	1,211	7
Equity contracts	8	-	-	8
Total derivative liabilities	$11,283	$-	$10,863	$420

The following table presents a roll forward of net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three month ended June 30,		six months ended June 30,
For the	2015	2014	2015	2014
Balance at the beginning of the period	$1,247	$399	$1,105	$(147)
Net realized / unrealized gains (losses) included in:
Net income(1)	(758)	143	(609)	668
OCI(2)	15	9	3	(12)
Purchases	3	86	37	98
Sales	(23)	(1)	(160)	(9)
Transfers
Into Level 3(3)	-	-	-	(14)
Out of Level 3(3)	(168)	(12)	(143)	35
Currency movement	(28)	(22)	55	(17)
Balance at the end of the period	$288	$602	$288	$602
Change in unrealized gains (losses) on instruments still held	$(775)	$241	$(549)	$429

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when inputs used to price the assets and liabilities lack observable market data (versus the previous period).  Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

(b)	Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in investment income. These investment gains (losses) are shown in the following tables.

Manulife Financial Corporation - Second Quarter 2015

Derivatives in qualifying fair value hedging relationships

For the three months ended June 30, 2015	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$296	$(307)	$(11)
	Fixed rate liabilities	(2)	2	-
Foreign currency swaps	Fixed rate assets	1	(1)	-
Total		$295	$(306)	$(11)

For the three months ended June 30, 2014
Interest rate swaps	Fixed rate assets	$(216)	$188	$(28)
	Fixed rate liabilities	(3)	3	-
Foreign currency swaps	Fixed rate assets	(4)	1	(3)
Total		$(223)	$192	$(31)

For the six months ended June 30, 2015
Interest rate swaps	Fixed rate assets	$75	$(94)	$(19)
	Fixed rate liabilities	(1)	1	-
Foreign currency swaps	Fixed rate assets	7	1	8
Total		$81	$(92)	$(11)

For the six months ended June 30, 2014
Interest rate swaps	Fixed rate assets	$(519)	$462	$(57)
	Fixed rate liabilities	(5)	5	-
Foreign currency swaps	Fixed rate assets	(3)	3	-
Total		$(527)	$470	$(57)

(c)	Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions.  The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in qualifying cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following tables.

Manulife Financial Corporation - Second Quarter 2015

Derivatives in qualifying cash flow hedging relationships
For the three months ended June 30, 2015	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$1	$(4)	$-
Foreign currency swaps	Fixed rate assets	1	1	-
	Floating rate liabilities	89	-	-
Forward contracts	Forecasted expenses	1	(5)	-
Equity contracts	Stock-based compensation	10	-	-
Total		$102	$(8)	$-

For the three months ended June 30, 2014
Interest rate swaps	Forecasted liabilities	$3	$(4)	$-
Foreign currency swaps	Fixed rate assets	1	-	-
	Floating rate liabilities	(21)	-	-
Forward contracts	Forecasted expenses	5	(2)	-
Equity contracts	Stock-based compensation	8	-	-
Total		$(4)	$(6)	$-

For the six months ended June 30, 2015
Interest rate swaps	Forecasted liabilities	$(4)	$(8)	$-
Foreign currency swaps	Fixed rate assets	2	-	-
	Floating rate liabilities	14	-	-
Forward contracts	Forecasted expenses	(17)	(5)	-
Equity contracts	Stock-based compensation	2	-	-
Total		$(3)	$(13)	$-

For the six months ended June 30, 2014
Interest rate swaps	Forecasted liabilities	$(1)	$(8)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	(73)	-	-
Forward contracts	Forecasted expenses	-	(2)	-
Equity contracts	Stock-based compensation	(13)	-	-
Total		$(88)	$(10)	$-

The Company anticipates that net gains of approximately $39 million will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 21 years.

(d)	Hedges of net investments in net foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following tables.

Manulife Financial Corporation - Second Quarter 2015

Hedging instruments in net investment hedging relationships
For the three months ended June 30, 2015	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$30	$-	$-
Total	$30	$-	$-

For the three months ended June 30, 2014
Non-functional currency denominated debt	$42	$-	$-
Total	$42	$-	$-

For the six months ended June 30, 2015
Non-functional currency denominated debt	$(89)	$-	$-
Total	$(89)	$-	$-

For the six months ended June 30, 2014
Non-functional currency denominated debt	$(4)	$-	$-
Total	$(4)	$-	$-

(e)	Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is also recorded through net income. Given the changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives not designated in qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Derivatives not designated in qualifying hedge accounting relationships

	three months ended June 30,		six months ended June 30,
For the	2015	2014	2015	2014
Investment income (loss)
Interest rate swaps	$(3,122)	$1,369	$(1,083)	$3,294
Interest rate futures	91	(73)	(21)	(142)
Interest rate options	(75)	11	(33)	23
Foreign currency swaps	98	128	(228)	(6)
Currency rate futures	(77)	38	(19)	15
Forward contracts	(980)	284	(634)	715
Equity contracts	(36)	(41)	(83)	(65)
Credit default swaps	(1)	-	(1)	-
Equity futures	61	(562)	(476)	(798)
Total	$(4,041)	$1,154	$(2,578)	$3,036

Manulife Financial Corporation - Second Quarter 2015

Note 5 Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

The Company monitors experience and reviews assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.

For the three months ended June 30, 2015, the impact of changes in assumptions and model enhancements resulted in an increase in net insurance contract liabilities. The impact on shareholders’ pre-tax income was decrease of $69 (2014 – decrease of $40). For the six months ended June 30, 2015, the impact of changes in assumptions and model enhancements resulted in an increase in reserves and decrease in shareholder’s pre-tax income of $110 (2014 –decrease of $97).

(b)	Investment contracts – Fair value measurement

As at June 30, 2015, fair value of investment contract liabilities measured at fair value was $722 (December 31, 2014 - $680). Carrying value and fair value of investment contract liabilities measured at amortized cost were $5,909 and $6,086, respectively (December 31, 2014 - $1,964 and $2,130, respectively). The value of investment contract liabilities has increased since December 31, 2014 primarily due to the acquisition of the Canadian-based operations of Standard Life which was effective January 30, 2015 (refer to note 2).

(c)	Gross claims and benefits

The following table presents details of gross claims and benefits for the three and six months ended June 30, 2015 and 2014.

	three months ended June 30,		six months ended June 30,
For the	2015	2014	2015	2014
Death, disability and other claims	$3,214	$2,633	$6,536	$5,341
Maturity and surrender benefits	1,398	1,314	2,975	2,719
Annuity payments	1,026	841	2,036	1,703
Policyholder dividends and experience rating refunds	300	244	629	458
Net transfers from segregated funds	(192)	(281)	(381)	(360)
	$5,746	$4,751	$11,795	$9,861

Note 6 Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2014 Annual Consolidated Financial Statements as well as the shaded tables and text under the “Risk Management and Risk Factors” section of the Management Discussion and Analysis (“MD&A”) in the 2014 Annual Report.

(a)	Risk disclosures included in the second quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate and spread risk are disclosed in sections E2 to E5 of the Second Quarter 2015 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and are an integral part of these unaudited Interim Consolidated Financial Statements.

(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at June 30, 2015	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$127	$1,196	$4,293	$2,418	$9	$5	$8,048
Office	98	905	3,822	3,393	352	209	8,779
Multi-family residential	1,223	752	1,428	1,035	-	-	4,438
Industrial	32	294	1,139	1,288	27	21	2,801
Other	523	200	689	970	-	-	2,382
Total commercial mortgages	$2,003	$3,347	$11,371	$9,104	$388	$235	$26,448
Agricultural mortgages	$-	$190	$247	$528	$121	$-	$1,086
Private placements	1,013	3,600	9,123	10,782	1,294	840	26,652
Total	$3,016	$7,137	$20,741	$20,414	$1,803	$1,075	$54,186

Manulife Financial Corporation - Second Quarter 2015

As at December 31, 2014	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$130	$815	$3,354	$2,050	$6	$4	$6,359
Office	83	706	2,644	2,460	149	118	6,160
Multi-family residential	1,189	657	1,087	930	-	-	3,863
Industrial	38	267	693	1,080	27	22	2,127
Other	515	221	586	899	-	-	2,221
Total commercial mortgages	$1,955	$2,666	$8,364	$7,419	$182	$144	$20,730
Agricultural mortgages	$-	$189	$238	$522	$160	$-	$1,109
Private placements	985	3,195	6,565	10,244	1,269	1,026	23,284
Total	$2,940	$6,050	$15,167	$18,185	$1,611	$1,170	$45,123

The credit quality of residential mortgages and loans to Bank clients is assessed at least annually using the key credit quality indicator of whether the loan is performing or non-performing.

The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	June 30, 2015			December 31, 2014
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$8,305	$9,195	$17,500	$8,577	$9,024	$17,601
Non-performing(1)	11	18	29	5	13	18
Loans to bank clients
Performing	n/a	1,750	1,750	n/a	1,771	1,771
Non-performing(1)	n/a	-	-	n/a	1	1
Total	$8,316	$10,963	$19,279	$8,582	$10,809	$19,391

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

(ii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at June 30, 2015	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$-	$-	$-	$59	$-
AFS	106	6	112	8	-
Private placements	149	16	165	136	89
Mortgages and loans to bank clients	47	19	66	46	29
Other financial assets	28	21	49	1	-
Total	$330	$62	$392	$250	$118

As at December 31, 2014
Debt securities
FVTPL	$7	$-	$7	$48	$-
AFS	-	6	6	10	-
Private placements	88	5	93	117	72
Mortgages and loans to bank clients	53	25	78	48	37
Other financial assets	35	18	53	1	-
Total	$183	$54	$237	$224	$109

(c)	Securities lending, repurchase and reverse repurchase transactions

As at June 30, 2015, the Company had loaned securities (which are included in invested assets) with a market value of $548 (December 31, 2014 – $1,004). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at June 30, 2015, the Company had engaged in reverse repurchase transactions of $180 (December 31, 2014 – $1,183) which are recorded as short-term receivables. There were outstanding repurchase agreements of $181 as at June 30, 2015 (December 31, 2014 – $481) which are recorded as payables.

Manulife Financial Corporation - Second Quarter 2015

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

The following tables provide details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$44	$1	2
AA	119	2	2
A	338	7	3
BBB	102	2	5
Total single name CDSs	$603	$12	3
CDS Indices(1)
BB	$12	$-	5
Total CDS Indices	$12	$-	5
Total CDS protection sold	$615	$12	3

As at December 31, 2014
Single name CDSs(1)
Corporate debt
AAA	$41	$1	2
AA	110	2	2
A	263	5	3
BBB	63	1	5
Total single name CDSs	$477	$9	3
Total CDS protection sold	$477	$9	3

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency then an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at June 30, 2015 and December 31, 2014.

(e)	Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated BBB+ or higher. As at June 30, 2015, 15 per cent (December 31, 2014 – 15 per cent) of the Company’s derivative exposure was with counterparties rated AA- or higher. As at June 30, 2015, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,086 (December 31, 2014 – $3,436). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $15 (December 31, 2014 – $5).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.

Manulife Financial Corporation - Second Quarter 2015

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$18,420	$(9,294)	$(8,577)	$549	$549
Securities lending	548	-	(548)	-	-
Reverse repurchase agreements	180	-	(180)	-	-
Total financial assets	$19,148	$(9,294)	$(9,305)	$549	$549
Financial liabilities
Derivative liabilities	$(11,928)	$9,294	$2,366	$(268)	$(49)
Repurchase agreements	(181)	-	181	-	-
Total financial liabilities	$(12,109)	$9,294	$2,547	$(268)	$(49)

As at December 31, 2014
Financial assets
Derivative assets	$20,126	$(9,688)	$(10,161)	$277	$277
Securities lending	1,004	-	(1,004)	-	-
Reverse repurchase agreements	1,183	(481)	(702)	-	-
Total financial assets	$22,313	$(10,169)	$(11,867)	$277	$277
Financial liabilities
Derivative liabilities	$(11,996)	$9,688	$2,044	$(264)	$(34)
Repurchase agreements	(481)	481	-	-	-
Total financial liabilities	$(12,477)	$10,169	$2,044	$(264)	$(34)

(1)	Financial assets and liabilities in the above table include accrued interest of $841 and $743, respectively (December 31, 2014 – $814 and $713, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at June 30, 2015 the Company was over-collateralized on over-the-counter (OTC) derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $173, $330, $47 and $1, respectively (December 31, 2014 – $239, $280, $55 and nil, respectively). As at June 30, 2015, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Manulife Financial Corporation - Second Quarter 2015

Note 7 Long-Term Debt

(a)	The following obligations are included in long-term debt

			June 30,	December 31,
As at	Maturity date	Par value	2015	2014
4.90% Senior notes	September 17, 2020	US$500	$621	$577
7.768% Medium term notes	April 8, 2019	$600	599	599
5.505% Medium term notes	June 26, 2018	$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	December 15, 2016	$150	150	150
3.40% Senior notes	September 17, 2015	US$600	748	695
4.079% Medium term notes	August 20, 2015	$900	900	900
5.161% Medium term notes(1)	June 26, 2015	$550	-	550
Other notes payable	n/a	n/a	15	15
Total			$3,432	$3,885

(1)	On June 26, 2015, the 5.161% medium term notes which were issued on June 26, 2008 matured.

(b)	Fair value measurement

Fair value of long-term debt is determined using quoted market prices where available (Level 1).  When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2015, fair value of long-term debt was $3,686 (December 31, 2014 - $4,162). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2014 – Level 2).

Note 8 Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

				June 30,	December 31,
As at	Issuance date	Maturity date	Par value	2015	2014
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	647	647
'Subordinated Debentures - 2.389% Fixed/Floating(1)	June 1, 2015	January 5, 2026	$350	348	-
Subordinated debentures - 2.10% fixed/floating(2)	March 10, 2015	June 1, 2025	$750	746	-
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025	$500	498	498
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024	$500	498	498
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	586	545
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	199	199
Subordinated debentures – 3.938% fixed/floating(3)	September 21, 2012	September 21, 2022	$400	422	-
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	498	498
Subordinated note - floating	December 14, 2006	December 15, 2021	$400	399	399
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	549	549
Preferred shares - Class A Shares, Series 1(4)	June 19, 2003	n/a	$350	-	344
Total				$6,639	$5,426

(1)
Issued by MLI, interest is payable semi-annually. After January 5, 2021 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.83% and is payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after January 5, 2021, at par, together with accrued and unpaid interest.

(2)
Issued by MLI, interest is payable semi-annually. After June 1, 2020 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.72% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2020, at par, together with accrued and unpaid interest.

(3)
Issued by the Standard Life Assurance Company of Canada, acquired by MLI on January 30, 2015 (refer to note 2), interest is payable semi-annually. After September 21, 2017 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.10% and is payable quarterly.  With regulatory approval, the Standard Life Assurance Company of Canada may redeem the debentures, in whole or in part, on or after September 21, 2017, at par, together with accrued and unpaid interest.

(4)	On June 19, 2015, MFC redeemed in full the $350 of Class A Shares, Series 1 Preferred Shares at par.

Manulife Financial Corporation - Second Quarter 2015

(b)	Fair value measurement

Fair value of liabilities for preferred shares and capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

The following table discloses fair value information categorized by hierarchy. These amounts are measured at amortized cost in the Consolidated Statements of Financial Position.

	June 30,	December 31,
As at	2015	2014
Valuation hierarchy:
Level 1	$-	$355
Level 2	6,997	5,390
Total fair value	$6,997	$5,745

Note 9 Share Capital and Earnings Per Share

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2015		2014
For the period ended June 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 15	-	-	8	200
Redeemed, Class A shares, Series 4	-	-	(18)	(450)
Premium on redemption of preferred shares	-	-	-	8
Issuance costs, net of tax	-	-	-	(5)
Balance, June 30	110	$2,693	100	$2,446

Further information on the preferred shares outstanding is as follows.

As at June 30, 2015	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	March 19, 2010	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2011	12	300	294
Class 1 preferred shares
Series 3	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19	December 3, 2014	3.80%	March 19, 2020	10	250	246
Total				110	$2,750	$2,693

(1)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares. MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part at par at any time, subject to regulatory approval, as noted.

(2)	Net of after-tax issuance costs.

Manulife Financial Corporation - Second Quarter 2015

(b)	Common shares

As at June 30, 2015, there were 32 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2014 – 31 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2015	December 31, 2014
Balance, beginning of period	1,864	1,848
Issued on exercise of stock options and deferred share units	1	3
Issued under dividend reinvestment and share purchase plans	-	13
Issued in exchange for subscription receipts (note 3)	106	-
Balance, end of period	1,971	1,864

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
For the	June 30,		June 30,
(in millions)	2015	2014	2015	2014
Weighted average number of common shares	1,971	1,854	1,953	1,852
Dilutive stock-based awards(1)	7	6	7	6
Dilutive convertible instruments(2)	14	18	16	18
Weighted average number of diluted common shares	1,992	1,878	1,976	1,876

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)	Holders of convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date.

(c)	Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

	three months ended		six months ended
For the	June 30,		June 30,
	2015	2014	2015	2014
Basic earnings per common share	$0.29	$0.49	$0.65	$0.91
Diluted earnings per common share	0.29	0.49	0.64	0.91

Note 10 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended June 30,	2015	2014	2015	2014
Defined benefit current service cost	$12	$8	$1	$-
Defined benefit administrative expenses	2	1	-	-
Service cost	$14	$9	$1	$-
Interest on net defined benefit (asset) liability	7	6	1	2
Defined benefit cost	$21	$15	$2	$2
Defined contribution cost	17	12	-	-
Net benefit cost	$38	$27	$2	$2

	Pension plans		Retiree welfare plans
For the six months ended June 30,	2015	2014	2015	2014
Defined benefit current service cost	$23	$17	$1	$1
Defined benefit administrative expenses	3	2	-	-
Service cost	$26	$19	$1	$1
Interest on net defined benefit (asset) liability	13	12	2	3
Defined benefit cost	$39	$31	$3	$4
Defined contribution cost	36	30	-	-
Net benefit cost	$75	$61	$3	$4

Manulife Financial Corporation - Second Quarter 2015

Note 11 Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015 and $350 issued on June 1, 2015.

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

Condensed Consolidated Statement of Income Information

For the three months ended June 30, 2015	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Total revenue	$85	$17	$1,251	$(917)	$687	$1,123
Net income (loss) attributed to shareholders	600	2	594	(29)	(567)	600

For the three months ended June 30, 2014
Total revenue	$101	$11	$12,969	$1,103	$(958)	$13,226
Net income (loss) attributed to shareholders	943	(2)	963	(64)	(897)	943

For the six months ended June 30, 2015
Total revenue	$106	$47	$16,825	$131	$(172)	$16,937
Net income (loss) attributed to shareholders	1,323	12	1,312	8	(1,332)	1,323

For the six months ended June 30, 2014
Total revenue	$166	$32	$26,843	$2,385	$(2,016)	$27,410
Net income (loss) attributed to shareholders	1,761	2	1,734	(31)	(1,705)	1,761

Manulife Financial Corporation - Second Quarter 2015

Condensed Consolidated Statement of Financial Position Information
As at June 30, 2015	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Invested assets	$62	$3	$289,904	$5,427	$(3)	$295,393
Total other assets	53,383	1,609	76,456	33,524	(104,453)	60,519
Segregated funds net assets	-	-	303,589	-	-	303,589
Insurance contract liabilities	-	-	255,610	15,907	(15,325)	256,192
Investment contract liabilities	-	-	6,631	-	-	6,631
Segregated funds net liabilities	-	-	303,589	-	-	303,589
Total other liabilities	15,493	1,419	61,702	21,898	(46,100)	54,412

As at December 31, 2014
Invested assets	$2,260	$2	$262,406	$4,644	$(2)	$269,310
Total other assets	37,825	1,598	67,422	13,338	(66,619)	53,564
Segregated funds net assets	-	-	256,532	-	-	256,532
Insurance contract liabilities	-	-	229,087	15,526	(15,100)	229,513
Investment contract liabilities	-	-	2,644	-	-	2,644
Segregated funds net liabilities	-	-	256,532	-	-	256,532
Total other liabilities	6,780	1,419	61,009	1,393	(13,810)	56,791

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.)
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 15.

Note 12 Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

Manulife Financial Corporation - Second Quarter 2015

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2015	Division	Division(1)	Division	and Other(1)	Total
Revenue
Premium income
Life and health insurance	$1,985	$1,038	$1,664	$21	$4,708
Annuities and pensions	550	90	229	-	869
Net premium income	$2,535	$1,128	$1,893	$21	$5,577
Net investment income (loss)	(243)	(1,648)	(5,143)	89	(6,945)
Other revenue	374	750	1,289	78	2,491
Total revenue	$2,666	$230	$(1,961)	$188	$1,123
Contract benefits and expenses
Life and health insurance	$987	$519	$(2,061)	$70	$(485)
Annuities and pensions	476	(1,654)	(1,404)	-	(2,582)
Net benefits and claims	$1,463	$(1,135)	$(3,465)	$70	$(3,067)
Interest expense	31	83	16	121	251
Other expenses	770	1,012	1,304	203	3,289
Total contract benefits and expenses	$2,264	$(40)	$(2,145)	$394	$473
Income (loss) before income taxes	$402	$270	$184	$(206)	$650
Income tax recovery (expense)	(38)	(44)	(1)	111	28
Net income (loss)	$364	$226	$183	$(95)	$678
Less net income (loss) attributed to:
Non-controlling interests	30	-	-	(1)	29
Participating policyholders	14	35	-	-	49
Net income (loss) attributed to shareholders	$320	$191	$183	$(94)	$600

(1)	Standard Life’s results are included in the Canadian Division and in Corporate and Other. Refer to note 2.

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,538	$827	$1,402	$19	$3,786
Annuities and pensions	117	109	204	-	430
Net premium income	$1,655	$936	$1,606	$19	$4,216
Net investment income (loss)	979	1,755	4,243	(75)	6,902
Other revenue	288	644	1,131	45	2,108
Total revenue	$2,922	$3,335	$6,980	$(11)	$13,226
Contract benefits and expenses
Life and health insurance	$1,848	$1,219	$3,633	$46	$6,746
Annuities and pensions	105	912	1,487	-	2,504
Net benefits and claims	$1,953	$2,131	$5,120	$46	$9,250
Interest expense	23	87	11	123	244
Other expenses	547	821	1,062	91	2,521
Total contract benefits and expenses	$2,523	$3,039	$6,193	$260	$12,015
Income (loss) before income taxes	$399	$296	$787	$(271)	$1,211
Income tax recovery (expense)	(32)	(47)	(228)	73	(234)
Net income (loss)	$367	$249	$559	$(198)	$977
Less net income (loss) attributed to:
Non-controlling interests	21	-	-	22	43
Participating policyholders	9	(18)	-	-	(9)
Net income (loss) attributed to shareholders	$337	$267	$559	$(220)	$943

Manulife Financial Corporation - Second Quarter 2015

By segment
As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2015	Division	Division(1)	Division	and Other(1)	Total
Revenue
Premium income
Life and health insurance	$3,905	$2,024	$3,326	$40	$9,295
Annuities and pensions	1,025	216	444	-	1,685
Net premium income	$4,930	$2,240	$3,770	$40	$10,980
Net investment income (loss)	454	1,099	(523)	10	1,040
Other revenue	695	1,583	2,526	113	4,917
Total revenue	$6,079	$4,922	$5,773	$163	$16,937
Contract benefits and expenses
Life and health insurance	$2,907	$2,095	$1,989	$123	$7,114
Annuities and pensions	883	158	375	-	1,416
Net benefits and claims	$3,790	$2,253	$2,364	$123	$8,530
Interest expense	59	235	31	242	567
Other expenses	1,466	2,004	2,510	366	6,346
Total contract benefits and expenses	$5,315	$4,492	$4,905	$731	$15,443
Income (loss) before income taxes	$764	$430	$868	$(568)	$1,494
Income tax recovery (expense)	(62)	(119)	(203)	296	(88)
Net income (loss)	$702	$311	$665	$(272)	$1,406
Less net income (loss) attributed to:
Non-controlling interests	53	-	-	(1)	52
Participating policyholders	30	1	-	-	31
Net income (loss) attributed to shareholders	$619	$310	$665	$(271)	$1,323
Total assets	$72,627	$202,980	$354,008	$29,886	$659,501

(1)	Standard Life’s results are included in the Canadian Division and in Corporate and Other.

By segment
As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,105	$1,625	$2,713	$39	$7,482
Annuities and pensions	256	252	362	-	870
Net premium income	$3,361	$1,877	$3,075	$39	$8,352
Net investment income (loss)	1,574	4,031	9,362	(140)	14,827
Other revenue	639	1,217	2,254	121	4,231
Total revenue	$5,574	$7,125	$14,691	$20	$27,410
Contract benefits and expenses
Life and health insurance	$3,340	$2,850	$8,150	$122	$14,462
Annuities and pensions	433	1,669	3,079	-	5,181
Net benefits and claims (recovery)	$3,773	$4,519	$11,229	$122	$19,643
Interest expense	45	221	25	247	538
Other expenses	1,077	1,642	2,133	229	5,081
Total contract benefits and expenses	$4,895	$6,382	$13,387	$598	$25,262
Income (loss) before income taxes	$679	$743	$1,304	$(578)	$2,148
Income tax recovery (expense)	(57)	(144)	(342)	176	(367)
Net income (loss)	$622	$599	$962	$(402)	$1,781
Less net income (loss) attributed to:
Non-controlling interests	33	-	-	22	55
Participating policyholders	10	(45)	-	-	(35)
Net income (loss) attributed to shareholders	$579	$644	$962	$(424)	$1,761
Total assets	$64,285	$143,587	$304,986	$23,572	$536,430

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

Manulife Financial Corporation - Second Quarter 2015

By geographic location
For the three months ended
June 30, 2015	Asia	Canada(1)	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,002	$924	$1,665	$117	$4,708
Annuities and pensions	550	90	229	-	869
Net premium income	$2,552	$1,014	$1,894	$117	$5,577
Net investment income (loss)	(227)	(1,568)	(5,184)	34	(6,945)
Other revenue	389	742	1,343	17	2,491
Total revenue	$2,714	$188	$(1,947)	$168	$1,123

For the three months ended
June 30, 2014
Revenue
Premium income
Life and health insurance	$1,553	$711	$1,402	$120	$3,786
Annuities and pensions	117	109	204	-	430
Net premium income	$1,670	$820	$1,606	$120	$4,216
Net investment income	962	1,770	4,048	122	6,902
Other revenue	297	636	1,166	9	2,108
Total revenue	$2,929	$3,226	$6,820	$251	$13,226

For the six months ended
June 30, 2015
Revenue
Premium income
Life and health insurance	$3,939	$1,795	$3,327	$234	$9,295
Annuities and pensions	1,025	216	444	-	1,685
Net premium income	$4,964	$2,011	$3,771	$234	$10,980
Net investment income (loss)	484	1,253	(757)	60	1,040
Other revenue	706	1,497	2,697	17	4,917
Total revenue	$6,154	$4,761	$5,711	$311	$16,937
For the six months ended
June 30, 2014
Revenue
Premium income
Life and health insurance	$3,136	$1,387	$2,714	$245	$7,482
Annuities and pensions	256	252	362	-	870
Net premium income	$3,392	$1,639	$3,076	$245	$8,352
Net investment income	1,596	4,089	9,007	135	14,827
Other revenue	661	1,191	2,364	15	4,231
Total revenue	$5,649	$6,919	$14,447	$395	$27,410

(1)	Standard Life’s results are included in Canada.

Manulife Financial Corporation - Second Quarter 2015

Note 13 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	June 30, 2015	December 31, 2014
Investments at market value
Cash and short-term securities	$2,811	$2,790
Debt securities	14,351	7,246
Equities	12,663	7,386
Mutual funds	269,996	236,880
Other investments	4,546	2,695
Accrued investment income	178	127
Other liabilities, net	(416)	(390)
Total segregated funds net assets	$304,129	$256,734
Composition of segregated funds net assets
Held by policyholders	$303,589	$256,532
Held by the Company	540	202
Total segregated funds net assets	$304,129	$256,734

Changes in segregated funds net assets

	three months ended June 30,		six months ended June 30,
For the	2015	2014	2015	2014
Net policyholder cash flow
Deposits from policyholders	$7,790	$5,587	$16,060	$12,363
Net transfers to general fund	(155)	(281)	(293)	(360)
Payments to policyholders	(10,003)	(8,522)	(20,279)	(17,438)
	$(2,368)	$(3,216)	$(4,512)	$(5,435)
Investment related
Interest and dividends	$820	$505	$1,565	$1,002
Net realized and unrealized investment gains (losses)	(2,297)	7,678	5,802	12,317
	$(1,477)	$8,183	$7,367	$13,319
Other
Management and administration fees	$(1,034)	$(931)	$(2,223)	$(2,026)
Acquired through Standard Life (note 2)	-	-	32,171	-
Impact of changes in foreign exchange rates	(3,846)	(6,579)	14,593	1,465
	$(4,880)	$(7,510)	$44,541	$(561)
Net additions (deductions)	$(8,725)	$(2,543)	$47,396	$7,323
Segregated funds net assets, beginning of period	312,854	249,912	256,733	240,046
Segregated funds net assets, end of period	$304,129	$247,369	$304,129	$247,369

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” section of the Company’s Second Quarter 2015 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation - Second Quarter 2015

Note 14 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2014 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position
As at June 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$62	$107,241	$188,468	$(378)	$295,393
Investments in unconsolidated subsidiaries	42,879	6,329	26,283	(75,491)	-
Reinsurance assets	-	35,171	6,912	(21,865)	20,218
Other assets	10,504	28,413	48,423	(47,039)	40,301
Segregated funds net assets	-	171,819	133,353	(1,583)	303,589
Total assets	$53,445	$348,973	$403,439	$(146,356)	$659,501
Liabilities and equity
Insurance contract liabilities	$-	$134,317	$144,517	$(22,642)	$256,192
Investment contract liabilities	-	1,214	5,421	(4)	6,631
Other liabilities	12,226	24,249	53,939	(46,073)	44,341
Long-term debt	3,267	-	15	150	3,432
Liabilities for preferred shares and capital instruments	-	1,091	16,178	(10,630)	6,639
Segregated funds net liabilities	-	171,819	133,353	(1,583)	303,589
Shareholders' equity	37,952	16,283	49,292	(65,575)	37,952
Participating policyholders' equity	-	-	188	-	188
Non-controlling interests	-	-	536	1	537
Total liabilities and equity	$53,445	$348,973	$403,439	$(146,356)	$659,501
Condensed Consolidating Statement of Financial Position
As at December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$2,260	$104,295	$163,115	$(360)	$269,310
Investments in unconsolidated subsidiaries	37,545	5,570	15,013	(58,128)	-
Reinsurance assets	-	34,001	6,062	(21,538)	18,525
Other assets	280	28,251	31,062	(24,554)	35,039
Segregated funds net assets	-	160,789	97,204	(1,461)	256,532
Total assets	$40,085	$332,906	$312,456	$(106,041)	$579,406
Liabilities and equity
Insurance contract liabilities	$-	$127,358	$124,406	$(22,251)	$229,513
Investment contract liabilities	-	1,494	1,155	(5)	2,644
Other liabilities	495	27,080	41,182	(23,497)	45,260
Long-term debt	3,720	-	15	150	3,885
Liabilities for preferred shares and capital instruments	344	1,173	4,652	(743)	5,426
Liabilities for subscription receipts	2,220	-	-	-	2,220
Segregated funds net liabilities	-	160,789	97,204	(1,461)	256,532
Shareholders' equity	33,306	15,012	43,223	(58,235)	33,306
Participating policyholders' equity	-	-	156	-	156
Non-controlling interests	-	-	463	1	464
Total liabilities and equity	$40,085	$332,906	$312,456	$(106,041)	$579,406

Manulife Financial Corporation - Second Quarter 2015

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2015
Revenue
Net premium income	$-	$1,384	$4,199	$(6)	$5,577
Net investment income (loss)	88	(4,254)	(2,508)	(271)	(6,945)
Net other revenue	(3)	405	603	1,486	2,491
Total revenue	$85	$(2,465)	$2,294	$1,209	$1,123
Contract benefits and expenses
Net benefits and claims	$-	$(3,383)	$(1,660)	$1,976	$(3,067)
Commissions, investment and general expenses	10	774	2,982	(562)	3,204
Other expenses	53	65	423	(205)	336
Total contract benefits and expenses	$63	$(2,544)	$1,745	$1,209	$473
Income (loss) before income taxes	$22	$79	$549	$-	$650
Income tax (expense) recovery	(9)	15	22	-	28
Income (loss) after income taxes	$13	$94	$571	$-	$678
Equity in net income (loss) of unconsolidated subsidiaries	587	(55)	39	(571)	-
Net income (loss)	$600	$39	$610	$(571)	$678
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$29	$-	$29
Participating policyholders	-	4	49	(4)	49
Shareholders	600	35	532	(567)	600
	$600	$39	$610	$(571)	$678

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2014
Revenue
Net premium income	$-	$1,219	$2,998	$(1)	$4,216
Net investment income (loss)	97	3,357	3,764	(316)	6,902
Net other revenue	4	590	3,012	(1,498)	2,108
Total revenue	$101	$5,166	$9,774	$(1,815)	$13,226
Contract benefits and expenses
Net benefits and claims	$-	$4,305	$5,979	$(1,034)	$9,250
Commissions, investment and general expenses	4	660	2,287	(497)	2,454
Other expenses	67	61	467	(284)	311
Total contract benefits and expenses	$71	$5,026	$8,733	$(1,815)	$12,015
Income (loss) before income taxes	$30	$140	$1,041	$-	$1,211
Income tax (expense) recovery	(9)	32	(257)	-	(234)
Income (loss) after income taxes	$21	$172	$784	$-	$977
Equity in net income (loss) of unconsolidated subsidiaries	922	173	345	(1,440)	-
Net income (loss)	$943	$345	$1,129	$(1,440)	$977
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$43	$-	$43
Participating policyholders	-	(15)	(9)	15	(9)
Shareholders	943	360	1,095	(1,455)	943
	$943	$345	$1,129	$(1,440)	$977

;

Manulife Financial Corporation - Second Quarter 2015

Condensed Consolidating Statement of Income
For the six months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2015
Revenue
Net premium income	$-	$2,764	$8,222	$(6)	$10,980
Net investment income (loss)	121	(360)	1,686	(407)	1,040
Net other revenue	(15)	984	4,225	(277)	4,917
Total revenue	$106	$3,388	$14,133	$(690)	$16,937
Contract benefits and expenses
Net benefits and claims	$-	$1,438	$6,416	$676	$8,530
Commissions, investment and general expenses	18	1,548	5,672	(1,067)	6,171
Other expenses	116	133	792	(299)	742
Total contract benefits and expenses	$134	$3,119	$12,880	$(690)	$15,443
Income (loss) before income taxes	$(28)	$269	$1,253	$-	$1,494
Income tax (expense) recovery	3	13	(104)	-	(88)
Income (loss) after income taxes	$(25)	$282	$1,149	$-	$1,406
Equity in net income (loss) of unconsolidated subsidiaries	1,348	(16)	266	(1,598)	-
Net income (loss)	$1,323	$266	$1,415	$(1,598)	$1,406
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$52	$-	$52
Participating policyholders	-	(10)	31	10	31
Shareholders	1,323	276	1,332	(1,608)	1,323
	$1,323	$266	$1,415	$(1,598)	$1,406

Condensed Consolidating Statement of Income
For the six months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
June 30, 2014
Revenue
Net premium income	$-	$2,343	$6,013	$(4)	$8,352
Net investment income (loss)	165	7,483	7,728	(549)	14,827
Net other revenue	1	1,152	6,400	(3,322)	4,231
Total revenue	$166	$10,978	$20,141	$(3,875)	$27,410
Contract benefits and expenses
Net benefits and claims	$-	$9,307	$12,790	$(2,454)	$19,643
Commissions, investment and general expenses	8	1,338	4,499	(903)	4,942
Other expenses	138	125	932	(518)	677
Total contract benefits and expenses	$146	$10,770	$18,221	$(3,875)	$25,262
Income (loss) before income taxes	$20	$208	$1,920	$-	$2,148
Income tax (expense) recovery	(7)	83	(443)	-	(367)
Income (loss) after income taxes	$13	$291	$1,477	$-	$1,781
Equity in net income (loss) of unconsolidated subsidiaries	1,748	264	555	(2,567)	-
Net income (loss)	$1,761	$555	$2,032	$(2,567)	$1,781
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$55	$-	$55
Participating policyholders	-	(32)	(35)	32	(35)
Shareholders	1,761	587	2,012	(2,599)	1,761
	$1,761	$555	$2,032	$(2,567)	$1,781

Manulife Financial Corporation - Second Quarter 2015

Consolidating Statement of Cash Flows
For the six months ended June 30, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,323	$266	$1,415	$(1,598)	$1,406
Adjustments
Equity in net income of unconsolidated subsidiaries	(1,348)	16	(266)	1,598	-
Increase (decrease) in insurance contract liabilities	-	(3,002)	2,650	-	(352)
Increase (decrease) in investment contract liabilities	-	29	92	-	121
(Increase) decrease in reinsurance assets	-	1,320	(922)	-	398
Amortization of (premium) discount on invested assets	-	2	34	-	36
Other amortization	1	52	251	-	304
Net realized and unrealized (gains) losses and impairment on assets	(9)	2,742	2,074	-	4,807
Deferred income tax expense (recovery)	(3)	82	(294)	-	(215)
Stock option expense	-	(2)	14	-	12
Adjusted net income (loss)	$(36)	$1,505	$5,048	$-	$6,517
Changes in policy related and operating receivables and payables	(151)	(3,231)	2,354	-	(1,028)
Cash provided by (used in) operating activities	$(187)	$(1,726)	$7,402	$-	$5,489
Investing activities
Purchases and mortgage advances	$-	$(14,414)	$(23,585)	$-	$(37,999)
Disposals and repayments	-	14,994	16,942	-	31,936
Changes in investment broker net receivables and payables	-	(842)	(114)	-	(956)
Investment in common shares of subsidiaries	(2,196)	-	-	2,196	-
Net cash decrease from purchase of subsidiaries and business	-	-	(3,808)	-	(3,808)
Capital contribution to unconsolidated subsidiaries	-	(444)	-	444	-
Return of capital from unconsolidated subsidiaries	-	38	-	(38)	-
Notes receivable from parent	-	-	(12,053)	12,053	-
Notes receivable from subsidiaries	(10,293)	-	-	10,293	-
Cash provided by (used in) by investing activities	$(12,489)	$(668)	$(22,618)	$24,948	$(10,827)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$-	$(300)	$-	$(300)
Repayment of long-term debt	(550)	-	-	-	(550)
Issue of capital instruments, net	-	-	1,094	-	1,094
Redemption of capital instruments	(350)	-	-	-	(350)
Funds repaid, net	-	(1)	(3)	-	(4)
Secured borrowings from securitization transactions	-	-	100	-	100
Changes in deposits from bank clients, net	-	-	(381)	-	(381)
Shareholders' dividends paid in cash	(699)	-	-	-	(699)
Contributions from (distributions to) non-controlling interests, net	-	-	20	-	20
Common shares issued, net	23	-	2,196	(2,196)	23
Capital contributions by parent	-	-	444	(444)	-
Return of capital to parent	-	-	(38)	38	-
Notes payable to parent	-	-	10,293	(10,293)	-
Notes payable to subsidiaries	12,053	-	-	(12,053)	-
Cash provided by (used in) financing activities	$10,477	$(1)	$13,425	$(24,948)	$(1,047)
Cash and short-term securities
Increase (decrease) during the period	$(2,199)	$(2,395)	$(1,791)	$-	$(6,385)
Effect of foreign exchange rate changes on cash and short-term securities	1	388	531	-	920
Balance, beginning of period	2,260	5,918	12,259	-	20,437
Balance, end of period	$62	$3,911	$10,999	$-	$14,972
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2,260	$6,311	$12,508	$-	$21,079
Net payments in transit, included in other liabilities	-	(393)	(249)	-	(642)
Net cash and short-term securities, beginning of period	$2,260	$5,918	$12,259	$-	$20,437
End of period
Gross cash and short-term securities	$62	$4,329	$11,256	$-	$15,647
Net payments in transit, included in other liabilities	-	(418)	(257)	-	(675)
Net cash and short-term securities, end of period	$62	$3,911	$10,999	$-	$14,972
Supplemental disclosures on cash flow information:
Interest received	$1	$2,209	$2,659	$(13)	$4,856
Interest paid	116	68	553	(195)	542
Income taxes paid	-	8	463	-	471

Manulife Financial Corporation - Second Quarter 2015

Consolidating Statement of Cash Flows
For the six months ended June 30, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,761	$555	$2,032	$(2,567)	$1,781
Adjustments
Equity in net income of unconsolidated subsidiaries	(1,748)	(264)	(555)	2,567	-
Increase (decrease) in insurance contract liabilities	-	6,731	6,447	-	13,178
Increase (decrease) in investment contract liabilities	-	26	14	-	40
(Increase) decrease in reinsurance assets	-	(2,541)	2,416	-	(125)
Amortization of (premium) discount on invested assets	-	15	(6)	-	9
Other amortization	2	50	170	-	222
Net realized and unrealized (gains) losses and impairment on assets	2	(5,146)	(4,763)	-	(9,907)
Deferred income tax expense (recovery)	2	75	182	-	259
Stock option expense	-	(2)	11	-	9
Adjusted net income (loss)	$19	$(501)	$5,948	$-	$5,466
Changes in policy related and operating receivables and payables	(166)	670	(1,799)	-	(1,295)
Cash provided by (used in) operating activities	$(147)	$169	$4,149	$-	$4,171
Investing activities
Purchases and mortgage advances	$-	$(12,942)	$(18,283)	$-	$(31,225)
Disposals and repayments	-	12,608	16,016	-	28,624
Changes in investment broker net receivables and payables	-	44	372	-	416
Net cash decrease from purchase of subsidiaries	-	-	(199)	-	(199)
Capital contribution to unconsolidated subsidiaries	-	(22)	-	22	-
Return of capital from unconsolidated subsidiaries	-	56	-	(56)	-
Notes receivable from parent	-	-	(12,242)	12,242	-
Notes receivable from subsidiaries	(10,460)	(2)	-	10,462	-
Cash provided by (used in) investing activities	$(10,460)	$(258)	$(14,336)	$22,670	$(2,384)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$40	$(90)	$-	$(50)
Reinsurance treaty settlement	-	(39)	39	-	-
Repayment of long-term debt	(1,000)	-	-	-	(1,000)
Issue of capital instruments, net	-	-	497	-	497
Funds repaid, net	-	(1)	(1)	-	(2)
Changes in deposits from bank clients, net	-	-	(184)	-	(184)
Shareholders' dividends paid in cash	(382)	-	-	-	(382)
Contributions from (distributions to) non-controlling interests, net	-	-	5	-	5
Common shares issued, net	24	-	2	-	26
Preferred shares issued, net	(255)	-	450	-	195
Gain (loss) on intercompany transaction	-	(7)	7	-	-
Capital contributions by parent	-	-	22	(22)	-
Return of capital to parent	-	-	(56)	56	-
Notes payable to parent	-	-	10,462	(10,462)	-
Notes payable to subsidiaries	12,242	-	-	(12,242)	-
Preferred share redeemed, net	-	-	(450)	-	(450)
Cash provided by (used in) financing activities	$10,629	$(7)	$10,703	$(22,670)	$(1,345)
Cash and short-term securities
Increase (decrease) during the period	22	(96)	516	-	442
Effect of foreign exchange rate changes on cash and short-term securities	-	14	57	-	71
Balance, beginning of period	27	3,643	9,216	-	12,886
Balance, end of period	$49	$3,561	$9,789	$-	$13,399
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$28	$4,091	$9,511	$-	$13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	-	(744)
Net cash and short-term securities, beginning of period	$27	$3,643	$9,216	$-	$12,886
End of period
Gross cash and short-term securities	$49	$3,932	$10,061	$-	$14,042
Net payments in transit, included in other liabilities	-	(371)	(272)	-	(643)
Net cash and short-term securities, end of period	$49	$3,561	$9,789	$-	$13,399
Supplemental disclosures on cash flow information:
Interest received	$-	$2,028	$2,389	$(8)	$4,409
Interest paid	146	74	664	(362)	522
Income taxes paid	-	327	381	-	708

Manulife Financial Corporation - Second Quarter 2015

Note 15 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation - Second Quarter 2015

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial  information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 30170
 College Station, TX 77842-3170
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 892-9362 or 632 892-7566
 E-mail: abmadrid@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2015, Manulife had total capital of C$45.5 billion, including C$38.0 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at June 30, 2015, there were 1,971 million common shares outstanding.
April 1 – June 30, 2015	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 24.20	$ 19.61	$ 150.90	P 854
Low	$ 21.23	$ 16.79	$ 130.70	P 750
Close	$ 23.21	$ 18.59	$ 145.40	P 835
Average Daily Volume (000)	3,430	1,820	110	0.6

Manulife Financial Corporation - Second Quarter 2015

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• Shareholder Reports
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• Corporate Governance material

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Manulife Financial Corporation - Second Quarter 2015